August 18, 2011
VIA EDGAR AND E-MAIL
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Attention:	Dominic Minore, Esq. Richard Pfordte, Esq.

Re:	Highland Credit Strategies Fund (the “Trust”) Pre-Effective Amendment No. 3 to Registration Statement on Form N-2 File Nos. 333-173004 and 811-21869
Dear Mr. Minore:
On August 11, 2011, you provided to my colleague, Laurel Neale, via telephone, comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Trust’s Pre-Effective Amendment No. 3 to Registration Statement on Form N-2 filed with the Securities and Exchange Commission (the “Commission”) on July 29, 2011 (File Nos. 333-173004 and 811-21869) (the “Registration Statement”). As you indicated during your telephone conversation, the Staff has agreed to accept the Trust’s responses and requested additional exhibits as a Correspondence filing on EDGAR, in order to save the Trust from the expense of filing another pre-effective amendment.
Please find below the Trust’s responses to the Staff’s comments. For reference purposes, the comments provided during the August 11, 2011 telephone conversation are reproduced in bold in numerical sequence in this letter, and the corresponding responses of the Trust are shown below such comments.
Prospectus
1.	Description of Capital Structure — The disclosure on page 82 of the Registration Statement describes that “pursuant to Section 3.8 of the Trust’s Agreement and Declaration of Trust, the Board of Trustees of the Trust has the power to cause each holder of common or preferred shares of the Trust to pay directly, in advance or arrears, for charges of distribution, of the custodian or transfer, shareholder servicing or similar agent, a pro rata amount as determined from time to time by the Board of Trustees of the Trust, by setting off such charges due from such shareholder from declared but unpaid dividends or distributions owed such shareholder and/or by reducing the number of shares in the account of such shareholder by that number of full and/or fractional shares which represents the outstanding amount of such charges due from such shareholder.” Please supplementally confirm to the Staff that the Trust will not invoke such a power without first informing the Staff and obtaining Staff approval.

RESPONSE TO COMMENT 1

The Trust supplementally confirms that it will inform the Staff and obtain its approval prior to any exercise of power pursuant to Section 3.8 of the Trust’s Agreement and Declaration of Trust, as described on page 82 of the Registration Statement. We understand that the Staff desires this prior notification so that the Staff can discuss with the Trust the accounting treatment for any such action.
Exhibits
2.	Please provide the following exhibits:

(d)(2) — Form of Subscription Certificate

(h)(1) — Form of Underwriting Agreement

(h)(2) — Form of Dealer Manager Agreement

(k)(7) — Form of Subscription Agent Agreement

On this particular occasion, the Trust may provide these exhibits as a Correspondence filing, rather than in connection with a Pre-Effective Amendment. Please file the final forms of these exhibits at the time of any offering pursuant to the Registration Statement.

RESPONSE TO COMMENT 2

The exhibits are attached as Exhibits A, B, C and D, respectively, to this letter. The Trust supplementally confirms to the Staff that it will file with the Commission the final forms of the applicable documents corresponding to these exhibits at the time of a takedown under the Registration Statement, either as part of a Rule 497 prospectus or by means of an automatically effective post-effective amendment to the Registration Statement pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

3.	Exhibit (l): Opinion and Consent of Special Delaware Counsel to the Trust —Please supplementally confirm that when the Trust files a firm opinion and consent of counsel with respect to an offering pursuant to the Registration Statement, such opinion will exclude all of the assumptions in the current opinion that will no longer be necessary at that time, in addition to the assumption relating to due authorization of the securities. As an example, please see the opinion filed in connection with Fifth Street Finance Corp.’s registration statement filed on June 4, 2010 (File No. 333-166012).

RESPONSE TO COMMENT 3

The Trust supplementally confirms that it will file an updated Opinion and Consent of Counsel prior to the closing of each offering pursuant to the Registration Statement. Such Opinion and Consent of Counsel will exclude all of the assumptions in the current opinion that will no longer be necessary at that time.
*    *    *

          The Trust has authorized us to acknowledge on its behalf that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) it is the Staff’s view that the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          I hope that the foregoing has been responsive to your comments. If you should have any questions about this letter or require any further information, please call me at 212-596-9883. Thank you for your assistance.

Very truly yours, Lauren D. Macioce

cc:	Gregory D. Sheehan Michael G. Doherty Brian Mitts

Exhibit A
Exhibit (d)(2) to the Registration Statement — Form of Subscription Certificate

Control No.	Maximum Primary Subscription Shares Available: Number of Rights Issued:
SUBSCRIPTION CERTIFICATE
THE OFFER EXPIRES AT [          ], EASTERN TIME ON [          ] (unless extended)
HIGHLAND CREDIT STRATEGIES FUND
SUBSCRIPTION RIGHTS FOR COMMON SHARES OF BENEFICIAL INTEREST
IN ORDER TO EXERCISE YOUR RIGHTS, YOU MUST COMPLETE THIS CARD AND RETURN IT TO THE SUBSCRIPTION AGENT.
Dear Shareholder:
You are entitled to exercise the Rights issued to you as of [          ], the Record Date for the Offer, to subscribe for the number of common shares of beneficial interest of Highland Credit Strategies Fund (the “Trust”) shown on this Subscription Certificate pursuant to the primary subscription upon the terms and conditions specified in the Trust’s prospectus supplement dated [           ] (the “Prospectus”). The terms and conditions of the Offer set forth in the Prospectus are incorporated by reference herein. Capitalized terms not defined herein have the meanings attributed to them in the Prospectus. As a Rights holder, you are entitled to purchase [    ] common share[s] for each [    ] Right[s] you exercise. If you hold fewer than [    ] Rights, you are entitled to subscribe for one common share. In accordance with the over-subscription privilege, as a Rights holder, you also are entitled to subscribe for additional common shares, subject to certain limitations and subject to allotment, if common shares remaining after the exercise of Rights pursuant to the primary subscription are available and you have fully exercised all Rights issued to you. To the extent that sufficient common shares are not available to honor all over-subscription requests, unsubscribed common shares will be allocated pro-rata among those Record Date Shareholders who over-subscribe based on the number of shares of the Trust’s common shares they owned on the Record Date. The Trust will not offer or sell any common shares that are not subscribed for pursuant to the primary subscription or the over-subscription privilege.
In order to exercise your Rights, you must present to [the subscription agent], by [    ], Eastern time, on [          ] (unless extended, the “Expiration Date”), either (1) a properly completed and executed subscription certificate and a money order or check drawn on a bank located in the United States of America and payable to Highland Credit Strategies Fund for an amount equal to the number of Shares subscribed for under the primary subscription and over-subscription (if applicable) multiplied by the estimated Subscription Price of [], or (2) a Notice of Guaranteed Delivery guaranteeing delivery of (i) a properly completed and executed subscription certificate and (ii) a money order or check drawn on a bank located in the United States of America and payable to Highland Credit Strategies Fund for an amount equal to the number of common shares subscribed for under the primary subscription and over-subscription (if applicable) multiplied by the estimated Subscription Price of $[ ].
If a Notice of Guaranteed Delivery is used, a properly completed subscription certificate, together with payment in full, as described above, must be received by [the subscription agent] no later than [          ], unless the Offer is extended. See “Summary of the Terms of the Rights Offering” in the Prospectus.
No later than [          ], [the subscription agent] will send you a confirmation (or, if you own your shares through a depository or nominee, to such depository or nominee), showing (i) the number of common shares acquired pursuant to the primary subscription, (ii) the number of common shares, if any, acquired pursuant to the over-subscription privilege, (iii) the per share and total purchase price for the common shares, and (iv) any additional amount payable by you or any excess to be refunded to you. Any excess payment to be refunded will be mailed as promptly as practicable.

Participants in the Trust’s dividend reinvestment plan (the “Plan”) will have any common shares acquired pursuant to the primary subscription or over-subscription privilege credited to their shareholder dividend reinvestment accounts in the Plan. Shareholders whose common shares are held of record by Cede & Co. or by any other depository or nominee on their behalf or their broker-dealers’ behalf will have any common shares acquired during the subscription period credited to the account of Cede & Co. or other depository or nominee. Common shares acquired pursuant to the over-subscription privilege will be certificated and share certificates representing these common shares will be sent directly to Cede & Co. or other depository or nominee. With respect to all other shareholders, share certificates for all common shares acquired pursuant to the primary subscription or over-subscription privilege will be mailed promptly after payment for the common shares subscribed for has cleared.
SAMPLE CALCULATION:
To subscribe for your primary subscription shares please complete line “A” on the card below.
[ ] Shares = [ ] Rights. [ ] Rights divided by [ ] = [ ] primary subscription shares. The maximum number of primary subscription shares would be [ ]. Fractional shares will be dropped. If you hold less than [ ] Rights in total, you can subscribe for one common share.

A.	[ ]	/[ ] =	[ ]	X	$[ ]	=	$[ ]
	(No. of Rights)		(No. of shares)		(Estimated subscription price)		(Payment to be remitted)
Please note that $[ ] is an estimated Subscription Price only. The Subscription Price will be determined on [ ], the Expiration Date (unless extended) and could be higher or lower than the estimated Subscription Price depending on changes in the net asset value and the price of a common share.
To subscribe for any common shares pursuant to the over-subscription privilege please complete line “B” below.
Please Note: Only Record Date Shareholders who have exercised their primary subscription in full may apply for common shares pursuant to the over-subscription privilege.
METHOD OF EXERCISE OF RIGHTS:

By First Class Mail:	By Express Mail or Overnight	By Hand:
Courier:
[Subscription Agent] [Address] [Address] [Address]	[Subscription Agent] [Address] [Address] [Address]	[Subscription Agent] [Address] [Address] [Address]
Confirm by Telephone: [ ]-[  ]-[  ]-[   ]. Delivery to an address other than one of the addresses listed above will not constitute valid delivery.
These Subscription Rights Are Transferable
Expiration Date ([       ] unless extended)

PLEASE FILL IN ALL APPLICABLE INFORMATION

A.	Primary Subscription ([ ] Right[s] = [ ] Share[s])	(Rights Exercised)	÷	[ ]	=	(No. of Shares requested rounded down to nearest whole shares)	x	$	(Estimated Subscription Price)	=	$

B.	Over- Subscription Privilege					(No. of Shares)	x	$	(Estimated Subscription Price)	=	$

C.	Amount of Check Enclosed (A + B) (or amount in Notice of Guaranteed Delivery)									=	$

D.	The following broker-dealer is being designated as having been instrumental in the exercise of this Subscription Right:
[ ] Representative Name _________

E.	Sell any remaining Rights ☐

F.	Sell all of my Rights ☐
SECTION 1. TO SUBSCRIBE: I hereby irrevocably subscribe for the number of common shares indicated as the total of A and B hereon upon the terms and conditions specified in the Prospectus relating thereto, receipt of which is acknowledged. I hereby agree that if I fail to pay for the common shares for which I have subscribed (or are deemed to have subscribed for as set forth above), the Fund may exercise any of the remedies set forth in the Prospectus.
TO SELL: If I have checked either the box on line E or line F, I authorize the sale of Rights by the Subscription Agent according to the procedures described in the Prospectus.

Signature(s) of Subscriber(s)/Seller(s)
Address for delivery of shares if other than shown on front
If permanent change of address, check here [    ]
Please give your telephone number:                (       )
Please give your e-mail address:
SECTION 2. TO TRANSFER RIGHTS (except pursuant to E or F above): For value received, ___of the Rights represented by this Subscription Certificate are assigned to:

(Print Full Name of Assignee)	Social Security Number
(Print Full Address)
(Print Full Address)
Signature(s) of Assignor(s)
IMPORTANT: The signature(s) must correspond in every particular, without alteration, with the name(s) as printed on your Subscription Certificate.
Your Signature must be guaranteed by an Eligible Guarantor Institution as that term is defined under Rule 17Ad-15 of the Securities Exchange Act of 1934, which may include:
a) a commercial bank or trust company, or
b) a member firm of a domestic stock exchange, or
c) a savings bank or credit union.
Signature
Guaranteed

By	(name of Bank or Firm)

(Signature of Officer and Title)

Exhibit B
Exhibit (h)(1) to the Registration Statement — Form of Underwriting Agreement
_______________ Shares
HIGHLAND CREDIT STRATEGIES FUND
COMMON SHARES OF BENEFICIAL INTEREST
(Par Value $0.001 Per Share)
UNDERWRITING AGREEMENT
     ____________, ____
[       ]
Ladies and Gentlemen:
     Highland Credit Strategies Fund, a statutory trust organized under the laws of Delaware (the “Fund”), is a non-diversified closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”). The Fund proposes to issue and sell to the several Underwriters named in Schedule I hereto (the “Underwriters”) ___________of its common shares of beneficial interest (par value $0.001 per share) (the “Firm Shares”). The Fund also proposes to issue and sell to the several Underwriters not more than an additional __________of its common shares of beneficial interest (par value $0.001 per share) (the “Additional Shares”) if and to the extent that you, as Manager of the offering, shall have determined to exercise, on behalf of the Underwriters, the right to purchase such common shares of beneficial interest granted to the Underwriters in Section 3 hereof. The Firm Shares and the Additional Shares are hereinafter collectively referred to as the “Shares.” The common shares of beneficial interest (par value $0.001 per share) of the Fund to be outstanding after giving effect to the sales contemplated hereby are hereinafter referred to as the “Common Shares.”
     Highland Capital Management, L.P. (the “Investment Adviser”) acts as the Fund’s investment adviser pursuant to an Investment Advisory Agreement between the Investment Adviser and the Fund (the “Investment Advisory Agreement”).
     The Fund has filed with the Securities and Exchange Commission (the “Commission”) a notification on Form N-8A (the “Notification”) of registration of the Fund as an investment company. The Fund has also filed with the Commission a shelf registration statement on Form N-2 (File Nos. 333-173004 and 811-21869) relating to the Shares and subscription rights to purchase the Fund’s common shares of beneficial interest (par value $0.001 per share) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act, which registration statement has been declared effective by the Commission (the date and time as of which the Registration Statement was declared effective by the Commission, the “Effective Date”). The Fund has also filed with the Commission a preliminary prospectus supplement, dated [    ], which contains a base prospectus, dated [     ]. Each prospectus used before the Registration Statement became effective, and any prospectus that omitted the Rule 430C Information (as defined below), that was used after the Effective Date and prior to the execution and delivery of this Agreement is referred to herein as the “Preliminary Prospectus.” Promptly after execution and delivery of this Agreement, the Fund will prepare and file a prospectus in accordance with the provisions of Rule 430C (“Rule 430C”) of the rules and regulations of the Commission under the Securities Act (the “Securities Act Rules and Regulations”) and Rule 497 of the Securities Act Rules and Regulations. The information included in such prospectus that was omitted from such registration statement at the time it became effective but that is deemed to be part of such registration statement pursuant to Rule 430C of the Securities Act Rules and Regulations is referred to as “Rule 430C Information.” Unless the context otherwise requires, such registration statement, including all documents filed as a part thereof, and including any Rule 430C Information contained in a prospectus subsequently filed with the Commission pursuant to Rule 497 of the Securities Act Rules and Regulations and deemed to be part of the registration statement and also including any registration statement filed pursuant to Rule 462(b) of the Securities Act Rules and Regulations (the “Rule 462(b) Registration Statement”), is herein called the “Registration Statement.” For purposes of this Agreement, “Omitting Prospectus” means any advertisement used with the written consent of the Fund in the public offering of the Shares pursuant to Rule 482 under the Rules and Regulations and “Time of Sale Prospectus” means the Preliminary Prospectus dated [    ], including the statement of additional information incorporated therein by reference, the Omitting Prospectuses, if any, each identified on Schedule II hereto and the pricing information set forth on Schedule III hereto. The final prospectus in the form filed by the Fund with the Commission pursuant to Rule 497 of the Securities Act Rules and Regulations on or before the second business day after [     ] (or such other time as may be required under the Securities Act), which will include the base prospectus, dated [     ], together with a final prospectus supplement, is herein called the “Prospectus.” For purposes of this Agreement, all references to the Registration Statement, the Preliminary Prospectus, the Time of Sale Prospectus, the Prospectus or any amendment or supplement to any of the foregoing shall be deemed to include the copy filed with the Commission pursuant to its Electronic Data Gathering, Analysis and Retrieval system and shall include the documents, if any, incorporated by reference therein, including the statement of additional information. The Investment Company Act and the Securities Act are hereinafter referred to collectively as the “Acts,” and the rules and regulations of the Commission under the Acts and under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) are hereinafter referred to collectively as the “Rules and Regulations.”
          1. Representations and Warranties of the Fund and the Investment Adviser. Each of the Fund and the Investment Adviser, jointly and severally, represent and warrant to and agree with each of the Underwriters that:
     (a) The Fund meets the requirements for the use of Form N-2 under the Acts. The Registration Statement has become effective; no stop order suspending the effectiveness of the Registration Statement is in effect, and no proceedings for such purpose are pending before or, to the knowledge of the Fund or the Investment Adviser, threatened by the Commission.
     (b) (i) The Registration Statement, as of the Effective Date, did not contain and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) the Registration Statement and the Prospectus comply and, as amended or supplemented, if applicable, will comply in all material respects with the Acts and the applicable Rules and Regulations thereunder, (iii) the Time of Sale Prospectus does not, and at the time of each sale of the Shares in connection with the offering when the Prospectus is not yet available to prospective purchasers and at the Closing Date (as defined in Section 5), the Time of Sale Prospectus, as then amended or supplemented by the Fund, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading and (iv) the Prospectus does not contain and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that the representations and warranties set forth in this paragraph do not apply to statements or omissions in the Registration Statement, the Time of Sale Prospectus or the Prospectus based upon information relating to any Underwriter furnished to the Fund in writing by such Underwriter through you expressly for use therein.
     (c) The Fund has been duly organized, is validly existing as a statutory trust in good standing under the laws of the State of Delaware, has the power and authority to own its property and to conduct its business as described in the Time of Sale Prospectus and is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except to the extent that the failure to be so qualified or be in good standing would not have a material adverse effect on the Fund. The Fund has no subsidiaries.
     (d) The Fund is registered with the Commission as a non-diversified, closed-end management investment company under the Investment Company Act and no order of suspension or revocation of such registration has been issued or proceedings therefor initiated or, to the knowledge of the Fund or the Investment Adviser, threatened by the Commission. No person is serving or acting as an officer or trustee of, or investment adviser to, the Fund except in accordance with the provisions of the Investment Company Act and the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Except as otherwise disclosed in the Registration Statement, the Time of Sale Prospectus and the Prospectus, no trustee of the Fund is an “interested person” of the Fund or, to the knowledge of the Fund or the Investment Adviser, an “affiliated person” of any Underwriter (each, as defined in the Investment Company Act).
     (e) Each of this Agreement, the Investment Advisory Agreement, the Administration Services Agreement between Highland Capital Management, L.P. (the “Administrator”) and the Fund (the “Administration Services Agreement”), the Custodian Services Agreement between [     ] (the “Custodian”) and the Fund (the “Custody Agreement”), the Transfer Agency Services Agreement between [     ] (the “Transfer Agent”) and the Fund (the “Transfer Agency Agreement”) and the Accounting Services Agreement between [     ] (the “Accounting Agent”) and the Fund (the “Accounting Services Agreement”) (this Agreement, the Investment Advisory Agreement, the Administration Services Agreement, the Custody Agreement, the Transfer Agency Agreement and the Accounting Services Agreement are referred to herein, collectively, as the “Fundamental Agreements”) has been duly authorized, executed and delivered by the Fund and complies with all applicable provisions of the Acts, the Advisers Act and the applicable Rules and Regulations. The Fund has adopted the Dividend Reinvestment Plan (the “Plan”). Each Fundamental Agreement and the Plan is a valid and binding agreement of the Fund, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally and equitable principles of general applicability (whether considered a proceeding in equity or at law).
     (f) None of (A) the execution and delivery by the Fund of, and the performance by the Fund of its obligations under, each Fundamental Agreement or the adoption by the Fund of the Plan, or (B) the issue and sale by the Fund of the Shares as contemplated by this Agreement contravenes or will contravene any provision of applicable law or the declaration of trust of the Fund or any agreement or other instrument binding upon the Fund that is material to the Fund, or any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Fund, whether foreign or domestic. No consent, approval, authorization, order or permit of, or qualification with, any governmental body or agency, self-regulatory organization or court or other tribunal, whether foreign or domestic, is required for the performance by the Fund of its obligations under the Fundamental Agreements or the Plan, except such as have been obtained and as may be required by the Acts, the Advisers Act, the Exchange Act, or the applicable Rules and Regulations, or by the securities or Blue Sky laws of the various states and foreign jurisdictions in connection with the offer and sale of the Shares or such as which the failure to obtain would not have (i) a material adverse effect on the Fund or the Investment Adviser or (ii) an adverse effect on the consummation of the transactions contemplated by this Agreement or on any Underwriter.

     (g) The authorized common shares of beneficial interest of the Fund conform in all material respects to the description thereof contained in each of the Time of Sale Prospectus and the Prospectus, and the declaration of trust of the Fund, the Fundamental Agreements and the Plan conform in all material respects to the descriptions thereof contained in each of the Time of Sale Prospectus and the Prospectus.
     (h) The declaration of trust of the Fund, the Fundamental Agreements and the Plan comply with all applicable provisions of the Acts and the applicable Rules and Regulations, and all approvals of such documents required under the Investment Company Act by the Fund’s shareholders and Board of Trustees have been obtained and are in full force and effect.
     (i) The Fundamental Agreements (other than this Agreement) and the Plan are in full force and effect and neither the Fund nor, to the knowledge of the Fund or the Investment Adviser, any other party to any such agreement is in default thereunder, and no event has occurred which with the passage of time or the giving of notice or both would constitute a default thereunder by the Fund or, to the knowledge of the Fund or the Investment Adviser, by any other party thereto. The Fund is not currently in breach of, or in default under, any other written agreement or instrument to which it or its property is bound or affected.
     (j) The Common Shares outstanding prior to the issuance of the Shares have been duly authorized and are validly issued, fully paid and non-assessable, except as provided in the last sentence of Section 3.8 of the Fund’s declaration of trust.
     (k) The Shares have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will be validly issued, fully paid and non-assessable, except as provided in the last sentence of Section 3.8 of the Fund’s declaration of trust, and the issuance of the Shares will not be subject to any preemptive or similar rights.
     (l) The Common Shares have been approved for listing on the New York Stock Exchange, subject to official notice of issuance. The Fund’s Registration Statement on Form 8-A under the Exchange Act is effective.
     (m) Any Omitting Prospectus identified on Schedule II hereto (i) complies in all material respects with the requirements of Rule 482, (ii) does not contain an untrue statement of a material fact, (iii) complied and will comply in all material respects with the Acts, the Rules and Regulations and the rules and regulations of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and (iv) has been duly filed with FINRA and FINRA has issued no objections with respect to such Omitting Prospectuses. Except for Omitting Prospectuses identified on Schedule II hereto, the Fund has not prepared, used or referred to and will not, without your prior consent, prepare, use or refer to any Omitting Prospectuses.
     (n) The Fund intends to direct the investment of the proceeds of the offering described in the Time of Sale Prospectus and the Prospectus in such a manner as to comply with the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), and the Fund is eligible to qualify as a regulated investment company under Subchapter M of the Code.
     (o) There has not occurred any material adverse change, or any development involving a prospective material adverse change, in the condition, financial or otherwise, or in the earnings, business or operations of the Fund from that set forth in the Time of Sale Prospectus, and there have been no transactions entered into by the Fund which are material to the Fund other than those in the ordinary course of its business or as described in the Time of Sale Prospectus.
     (p) There are no legal or governmental proceedings pending or, to the knowledge of the Fund or the Investment Adviser, threatened to which the Fund is a party or to which any of the properties of the Fund is subject (i) other than proceedings accurately described in all material respects in the Time of Sale Prospectus and proceedings that would not have a material adverse effect on the Fund, or on the power or ability of the Fund to perform its obligations under this Agreement or to consummate the transactions contemplated by the Time of Sale Prospectus or (ii) that are required to be described in the Registration Statement or the Prospectus and are not so described; and there are no statutes, regulations, contracts or other documents that are required to be described in the Registration Statement or the Prospectus or to be filed as exhibits to the Registration Statement that are not described or filed as required.
     (q) The Fund has all necessary consents, authorizations, approvals, orders (including exemptive orders), certificates and permits of and from, and has made all declarations and filings with, all governmental authorities, self-regulatory organizations and courts and other tribunals, whether foreign or domestic, to own and use its assets and to conduct its business in the manner described in the Time of Sale Prospectus, except to the extent that the failure to obtain or file the foregoing would not have a material adverse effect on the Fund.
     (r) Each preliminary prospectus (including the statement of additional information incorporated therein by reference) filed as part of the registration statement as originally filed or as part of any amendment thereto, or filed pursuant to Rule 497 under the Securities Act, complied when so filed in all material respects with the Acts and the applicable Rules and Regulations.
     (s) The statement of assets and liabilities, together with the related notes to such statement, included in the Registration Statement, the Time of Sale Prospectus and the Prospectus presents fairly the financial position of the Fund as of the date indicated and said statement has been prepared in conformity with generally accepted accounting principles. PricewaterhouseCoopers LLP, whose report appears in the Time of Sale Prospectus and the Prospectus and who have certified the financial statements and supporting schedules, if any, included in the Registration Statement, is an independent registered public accounting firm as required by the Acts and the applicable Rules and Regulations.
     (t) There are no material restrictions, limitations or regulations with respect to the ability of the Fund to invest its assets as described in the Time of Sale Prospectus and the Prospectus, other than as described therein.
     (u) All advertisements authorized in writing by the Fund for use in the offering of the Shares complied, and will comply, in all material respects with the requirements of the Acts, the applicable Rules and Regulations and the rules and regulations of FINRA and there are no such advertisements other than the Omitting Prospectuses identified on Schedule II hereto.
     (v) There are no contracts, agreements or understandings between the Fund and any person granting such person the right to require the Fund to file a registration statement under the Securities Act with respect to any securities of the Fund or to require the Fund to include such securities with the Shares registered pursuant to the Registration Statement.
     (w) The expense summary information set forth in the Time of Sale Prospectus and the Prospectus in the Fee Table has been prepared in accordance with the requirements of Form N-2 and any fee projections or estimates, if applicable, are reasonably based and comply in all material respects with the requirements of Form N-2.
     (x) Subsequent to the respective dates as of which information is given in each of the Registration Statement, the Time of Sale Prospectus and the Prospectus, (i) the Fund has not incurred any material liability or obligation, direct or contingent, nor entered into any material transaction; (ii) the Fund has not purchased any of its outstanding capital shares of beneficial interest, nor declared, paid or otherwise made any dividend or distribution of any kind on its capital shares of beneficial interest other than ordinary and customary dividends; and (iii) there has not been any material change in the capital shares of beneficial interest, short-term debt or long-term debt of the Fund except in each case as described in each of the Registration Statement, the Time of Sale Prospectus and the Prospectus, respectively.
     (y) The Fund owns or possesses, or can acquire on reasonable terms, all material patents, patent rights, licenses, inventions, copyrights, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks and trade names currently employed by it in connection with the business now operated by it (provided that the Fund does not own any right or intellectual property to the name “Highland”, other than its right to use the name “Highland” as set forth in Section 13 of the Investment Advisory Agreement), and the Fund has not received any notice of infringement of or conflict with asserted rights of others with respect to any of the foregoing which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a material adverse effect on the Fund.
     (z) The Fund maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Except as described in the Time of Sale Prospectus, since the date of the Fund’s most recent audited financial statements included or incorporated by reference in the Prospectus, there has been (i) no material weakness in the Fund’s internal control over financial reporting (whether or not remediated) and (ii) no change in the Fund’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Fund’s internal control over financial reporting.
     (aa) Neither the Fund nor any employee nor agent of the Fund has made any payment of funds of the Fund or received or retained any funds, which payment, receipt or retention is of a character to be disclosed in the Time of Sale Prospectus, the Prospectus or the Registration Statement.
     2. Representations and Warranties of the Investment Adviser. The Investment Adviser represents and warrants to and agrees with each of the Underwriters that:
     (a) The Investment Adviser has been organized and is in good standing under the laws of the State of Delaware, has the power and authority to own its property and to conduct its business as described in the Time of Sale Prospectus and is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except to the extent that the failure to be so qualified or be in good standing would not have a material adverse effect on the Investment Adviser.
     (b) The Investment Adviser is duly registered as an investment adviser under the Advisers Act, and is not prohibited by the Advisers Act or the Investment Company Act from acting under the Investment Advisory Agreement as an investment adviser to the Fund as contemplated by the Time of Sale Prospectus or from acting as the Investment Adviser in this Agreement or from acting as the Administrator under the Administration Services Agreement, and no order of suspension or revocation of such registration has been issued or proceedings therefor initiated or, to the knowledge of the Investment Adviser, threatened by the Commission.
     (c) Each of this Agreement, the Investment Advisory Agreement, the Administration Services Agreement, the Marketing and Structuring Fee Agreement with [     ] (the “Marketing and Structuring Fee Agreement”) and the Sub-Administration Services Agreement with [     ] (the “Sub-Administrator”) (the “Sub-Administration Services Agreement”) (this Agreement, the Investment Advisory Agreement, the Administration Services Agreement, the Marketing and Structuring Fee Agreement and the Sub-Administration Services Agreement are referred to herein, collectively, as the “Highland Agreements”) has been duly authorized, executed and delivered by the Investment Adviser and complies with all applicable provisions of the Acts, the Advisers Act and the applicable Rules and Regulations. Each of the Highland Agreements is a valid and binding agreement of the Investment Adviser, enforceable in accordance with its terms, except that rights to indemnity and contribution may be limited by federal and state securities laws and subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding of equity or at law); provided that we do not make any representation or warranty as to the effect on the representations and warranties expressed herein of (i) the compliance or noncompliance of any party (other than the Investment Adviser and the Fund) to any of the foregoing agreements with any state, federal or other laws or regulations applicable to it or them or (ii) the legal or regulatory status or the nature of the business of such party.
     (d) The execution and delivery by the Investment Adviser of, and the performance by the Investment Adviser of its obligations under, the Highland Agreements will not contravene any provision of applicable law or the limited partnership agreement of the Investment Adviser or any agreement or other instrument binding upon the Investment Adviser that is material to the Investment Adviser, or any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Investment Adviser, whether foreign or domestic. No consent, approval, authorization, order or permit of, or qualification with, any governmental body or agency, self-regulatory organization or court or other tribunal, whether foreign or domestic, is required for the performance by the Investment Adviser of its obligations under the Highland Agreements, except such as have been obtained and as may be required by the Acts, the Advisers Act, the Exchange Act or the applicable Rules and Regulations, or by the securities or Blue Sky laws of the various states and foreign jurisdictions in connection with the offer and sale of the Shares or such as which the failure to obtain would not have (i) a material adverse effect on the Fund or the Investment Adviser or (ii) an adverse effect on the consummation of the transactions contemplated by this Agreement or on any Underwriter.
     (e) There are no legal or governmental proceedings pending or, to the knowledge of the Investment Adviser, threatened to which the Investment Adviser is a party or to which any of the properties of the Investment Adviser is subject (i) other than proceedings accurately described in all material respects in the Time of Sale Supplement and proceedings that would not have a material adverse effect on the Investment Adviser, or on the power or ability of the Investment Adviser to perform its obligations under this Agreement or to consummate the transactions contemplated by the Time of Sale Prospectus or (ii) that are required to be described in the Registration Statement or the Prospectus and are not so described; and there are no statutes, regulations, contracts or other documents that are required to be described in the Registration Statement or the Prospectus or to be filed as exhibits to the Registration Statement that are not described or filed as required.
     (f) The Investment Adviser has all necessary consents, authorizations, approvals, orders (including exemptive orders), certificates and permits of and from, and has made all declarations and filings with, all governmental authorities, self-regulatory organizations and courts and other tribunals, whether foreign or domestic, to own and use its assets and to conduct its business in the manner described in the Time of Sale Prospectus, except to the extent that the failure to obtain or file the foregoing would not have a material adverse effect on the Investment Adviser.
     (g) The Investment Adviser has the financial resources available to it necessary for the commercially reasonable performance of its services and obligations as contemplated in the Time of Sale Prospectus and by the Highland Agreements.
     (h) The Investment Advisory Agreement is in full force and effect and neither the Investment Adviser nor the Fund is in default thereunder, and, no event has occurred which with the passage of time or the giving of notice or both would constitute a default under such document.
     (i) All information furnished by the Investment Adviser for use in the Registration Statement, the Time of Sale Prospectus and Prospectus, including, without limitation, the description of the Investment Adviser, does not, and on the Closing Date will not, contain any untrue statement of a material fact or omit to state any material fact necessary to make such information not misleading (in the case of the Time of Sale Prospectus and the Prospectus in light of the circumstances under which it was made).
     (j) There has not occurred any material adverse change, or any development involving a prospective material adverse change, in the condition, financial or otherwise, or in the earnings, business or operations of the Investment Adviser from that set forth in the Time of Sale Prospectus, and there have been no transactions entered into by the Investment Adviser which are material to the Investment Adviser other than those in the ordinary course of its business or as described in the Time of Sale Prospectus.
     3. Agreements to Sell and Purchase. The Fund hereby agrees to sell to the several Underwriters, and each Underwriter, upon the basis of the representations and warranties herein contained, but subject to the conditions hereinafter stated, agrees, severally and not jointly, to purchase from the Fund the respective numbers of Firm Shares set forth in Schedule I hereto opposite its name at $[     ] a share (the “Purchase Price”).
     On the basis of the representations and warranties contained in this Agreement, and subject to its terms and conditions, the Fund agrees to sell to the Underwriters the Additional Shares, and the Underwriters shall have the right to purchase, severally and not jointly, up to ____________Additional Shares at the Purchase Price. You may exercise this right on behalf of the Underwriters in whole or from time to time in part by giving written notice not later than 45 days after the date of this Agreement. Any exercise notice shall specify the number of Additional Shares to be purchased by the Underwriters and the date on which such shares are to be purchased. Each purchase date must be at least one business day after the written notice is given and may not be earlier than the closing date for the Firm Shares nor later than ten business days after the date of such notice. Additional Shares may be purchased as provided in Section 5 hereof solely for the purpose of covering over-allotments made in connection with the offering of the Firm Shares. On each day, if any, that Additional Shares are to be purchased (an “Option Closing Date”), each Underwriter agrees, severally and not jointly, to purchase the number of Additional Shares (subject to such adjustments to eliminate fractional shares as you may determine) that bears the same proportion to the total number of Additional Shares to be purchased on such Option Closing Date as the number of Firm Shares set forth in Schedule I hereto opposite the name of such Underwriter bears to the total number of Firm Shares.
     The Fund hereby agrees that, without the prior written consent of [     ] on behalf of the Underwriters, it will not, during the period ending 180 days after the date of the Prospectus, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise or (3) file any registration statement with the Commission relating to the offering of any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares. The agreements contained in this paragraph shall not apply to the Shares to be sold hereunder or any Common Shares issued pursuant to the Plan.
     4. Terms of Public Offering. The Fund and the Investment Adviser are advised by you that the Underwriters propose to make a public offering of their respective portions of the Shares as soon after the Registration Statement and this Agreement have become effective as in your judgment is advisable. The Fund and the Investment Adviser are further advised by you that the Shares are to be offered to the public initially at $[     ] a share (the “Public Offering Price”), and to certain dealers selected by you at a price that represents a concession not in excess of $[    ] a share under the Public Offering Price, and that any Underwriter may allow, and such dealers may reallow, a concession, not in excess of $[     ] a share, to any Underwriter or to certain other dealers.
     5. Payment and Delivery. Payment for the Firm Shares shall be made to the Fund in Federal or other funds immediately available in New York City against delivery of such Firm Shares for the respective accounts of the several Underwriters at [     ], New York City time, on _____________, ____, or at such other time on the same or such other date, not later than _____________, ____, as shall be designated in writing by you. The time and date of such payment are hereinafter referred to as the “Closing Date.”
     Payment for any Additional Shares shall be made to the Fund in Federal or other funds immediately available in New York City against delivery of such Additional Shares for the respective accounts of the several Underwriters at [ ], New York City time, on the date specified in the corresponding notice described in Section 3 or at such other time on the same or on such other date, in any event not later than _____________, ____, as shall be designated in writing by you.
     The Firm Shares and Additional Shares shall be registered in such names and in such denominations as you shall request in writing not later than one full business day prior to the Closing Date or the applicable Option Closing Date, as the case may be. The Firm Shares and Additional Shares shall be delivered to you on the Closing Date or an Option Closing Date, as the case may be, for the respective accounts of the several Underwriters, with any transfer taxes payable in connection with the transfer of the Shares to the Underwriters duly paid, against payment of the Purchase Price therefor.
     6. Conditions to the Underwriters’ Obligations.
     The several obligations of the Underwriters are subject to the following conditions:
     (a) Subsequent to the execution and delivery of this Agreement and prior to the Closing Date, there shall not have occurred any change, or any development involving a prospective change, in the condition, financial or otherwise, or in the earnings, business or operations of the Fund or the Investment Adviser, from that set forth in the Time of Sale Prospectus that, in your judgment, is material and adverse and that makes it, in your judgment, impracticable to market the Shares on the terms and in the manner contemplated in the Time of Sale Prospectus.
     (b) The Underwriters shall have received on the Closing Date a certificate, dated the Closing Date and signed by an executive officer of each of the Fund and the Investment Adviser, to the effect set forth in Section 6(a) above and to the effect that the representations and warranties of the Fund and the Investment Adviser contained in this Agreement are true and correct as of the Closing Date and that each of the Fund and the Investment Adviser has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied hereunder on or before the Closing Date.
     Each officer signing and delivering such a certificate may rely upon the best of his or her knowledge as to proceedings threatened.
     (c) Each of the Investment Adviser and the Fund shall have performed all of their respective obligations to be performed hereunder on or prior to the Closing Date.
     (d) The Underwriters shall have received on the Closing Date opinions of [ ], counsel for the Fund, dated the Closing Date, in form and substance satisfactory to counsel for the Underwriters, together with signed or reproduced copies of such opinions for each of the Underwriters substantially to the effect set forth in Exhibits A-1, A-2 and A-3 hereto and to such further effect as counsel to the Underwriters may reasonably request.
     (e) The Underwriters shall have received on the Closing Date an opinion of [ ], general counsel for the Investment Adviser, dated the Closing Date, in form and substance satisfactory to counsel for the Underwriters, together with signed or reproduced copies of such opinion for each of the Underwriters substantially to the effect set forth in Exhibits B-1 and to such further effect as counsel to the Underwriters may reasonably request.
     The opinion of [counsel for the Fund] and of [general counsel for the Investment Adviser] described in Section 6(d) and 6(e) above, respectively, shall be rendered to the Underwriters at the request of the Fund and shall so state therein.
     (f) The Underwriters shall have received on the Closing Date an opinion of [ ], counsel for the Underwriters, dated the Closing Date, with respect to such matters as the Underwriters may reasonably request.
     (g) The Underwriters shall have received on the Closing Date a certificate from a duly authorized officer of the Custodian, certifying that the Custody Agreement is in full force and effect and is a valid and binding agreement of the Custodian.
     (h) The Underwriters shall have received on the Closing Date a certificate from a duly authorized officer of the Transfer Agent, certifying that the Transfer Agency Agreement is in full force and effect and is a valid and binding agreement of the Transfer Agent.
     (i) The Underwriters shall have received on the Closing Date a certificate from a duly authorized officer of the Administrator, certifying that the Administration Services Agreement is in full force and effect and is a valid and binding agreement of the Administrator.
     (j) The Underwriters shall have received on the Closing Date a certificate from a duly authorized officer of the Sub-Administrator,

certifying that the Sub-Administration Services Agreement is in full force and effect and is a valid and binding agreement of the Sub-Administrator.
     (k) The Underwriters shall have received on the Closing Date a certificate from a duly authorized officer of the Accounting Agent certifying that the Accounting Services Agreement is in full force and effect and is a valid and binding agreement of the Accounting Agent.
     (l) The Underwriters shall have received, on each of [     ] and the Closing Date, a letter dated [     ] or the Closing Date, as the case may be, in form and substance satisfactory to the Underwriters, from PricewaterhouseCoopers LLP, independent registered public accounting firm, containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement and the Time of Sale Prospectus, provided that the letter delivered on the Closing Date shall use a “cut-off date” not earlier than [    ].
     (m) All filings, applications and proceedings taken by the Fund and the Investment Adviser in connection with the organization and registration of the Fund and the Shares under the Acts and the applicable Rules and Regulations shall be satisfactory in form and substance to you and counsel for the Underwriters.
     (n) No action, suit, proceeding, inquiry or investigation shall have been instituted or threatened by the Commission which would adversely affect the Fund’s standing as a registered investment company under the Investment Company Act or the standing of the Investment Adviser as a registered investment adviser under the Advisers Act.
     (o) The Shares shall have been duly authorized for listing on the New York Stock Exchange, subject only to official notice of issuance thereof.
     (p) The Marketing and Structuring Agreement shall be in full force and effect.
     The several obligations of the Underwriters to purchase Additional Shares hereunder are subject to the delivery to you on the applicable Option Closing Date of such documents as you may reasonably request with respect to the good standing of the Fund and the Investment Adviser, the due authorization and issuance of the Additional Shares to be sold on such Option Closing Date and other matters related to the issuance of the Additional Shares.
     7. Covenants of the Fund and the Investment Adviser. In further consideration of the agreements of the Underwriters herein contained, each of the Fund and the Investment Adviser, jointly and severally, covenant and agree with each Underwriter as follows:
     (a) To notify you as soon as reasonably practicable, and confirm such notice in writing, (i) of the institution of any proceedings pursuant to Section 8(e) of the Investment Company Act and (ii) of the happening of any event during the period mentioned in Section 7(h) below which in the judgment of the Fund makes any statement in the Notification, the Registration Statement the Time of Sale Prospectus, any Omitting Prospectus or the Prospectus untrue in any material respect or which requires the making of any change in or addition to the Notification, the Registration Statement, the Time of Sale Prospectus, any Omitting Prospectus or the Prospectus in order to make the statements therein not misleading in any material respect. If at any time the Commission shall issue any order suspending the effectiveness of the Registration Statement or an order pursuant to Section 8(e) of the Investment Company Act, the Fund will make every reasonable effort to obtain the withdrawal of such order at the earliest possible moment.
     (b) To furnish to you, without charge, three signed copies of each of the Notification and the Registration Statement (including exhibits thereto) and for delivery to each other Underwriter a conformed copy of each of the Notification and the Registration Statement (without exhibits thereto) and to furnish to you in New York City, without charge, prior to [     ] New York City time on the business day next succeeding the date of this Agreement and during the period mentioned in Section 7(d) below, as many copies of the Time of Sale Prospectus, Prospectus and any supplements and amendments thereto or to the Registration Statement as you may reasonably request.
     (c) Before amending or supplementing the Registration Statement, the Time of Sale Prospectus or the Prospectus, to furnish to you a copy of each such proposed amendment or supplement and not to file any such proposed amendment or supplement to which you reasonably object, and to file with the Commission within the applicable period specified in Rule 497 under the Securities Act any prospectus required to be filed pursuant to such Rule.
     (d) To furnish to you a copy of each proposed Omitting Prospectus to be prepared by or on behalf of, used by, or referred to by the Fund and not to use or refer to any proposed Omitting Prospectus to which you reasonably object.
     (e) If the Time of Sale Prospectus is being used to solicit offers to buy the Shares at a time when the Prospectus is not yet available to prospective purchasers and any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Time of Sale Prospectus in order to make the material statements therein, in the light of the circumstances, not misleading, or if any event shall occur or condition exist as a result of which the Time of Sale Prospectus materially conflicts with the information contained in the Registration Statement then on file, or if, in the opinion of counsel for the Underwriters, it is necessary to amend or supplement the Time of Sale Prospectus to comply with applicable law, forthwith to prepare, file with the Commission and furnish, at its own expense, to the Underwriters and to any dealer upon request, either amendments or supplements to the Time of Sale Prospectus so that the material statements in the Time of Sale Prospectus as so amended or supplemented will not, in the light of the circumstances when delivered to a prospective purchaser, be misleading or so that the Time of Sale Prospectus, as amended or supplemented, will no longer conflict in any material respect with the Registration Statement, or so that the Time of Sale Prospectus, as amended or supplemented, will comply with applicable law.
     (f) The Fund will use the net proceeds received by it from the sale of the Shares in the manner specified in the Time of Sale Prospectus.
     (g) The Fund and the Investment Adviser will not take any action designed to cause or result in the manipulation of the price of any security of the Fund to facilitate the sale of Shares in violation of the Acts or the Securities Act and the applicable Rules and Regulations, or the securities or Blue Sky laws of the various states and foreign jurisdictions in connection with the offer and sale of Shares.
     (h) If, during such period after the first date of the public offering of the Shares as in the opinion of counsel for the Underwriters the Prospectus is required by law to be delivered in connection with sales by an Underwriter or dealer, any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Prospectus in order to make the statements therein, in the light of the circumstances when the Prospectus is delivered to a purchaser, not misleading, or if, in the opinion of counsel for the Underwriters, it is necessary to amend or supplement the Prospectus to comply with applicable law, forthwith to prepare, file with the Commission and furnish, at its own expense, to the Underwriters and to the dealers (whose names and addresses you will furnish to the Fund) to which Shares may have been sold by you on behalf of the Underwriters and to any other dealers upon request, either amendments or supplements to the Prospectus so that the statements in the Prospectus as so amended or supplemented will not, in the light of the circumstances when the Prospectus is delivered to a purchaser, be misleading or so that the Prospectus, as amended or supplemented, will comply with law.
     (i) To use its reasonable best efforts to maintain the Fund’s qualification as a regulated investment company under Subchapter M of the Code.
     (j) To endeavor to qualify the Shares for offer and sale under the securities or Blue Sky laws of such jurisdictions as you shall reasonably request.
     (k) To make generally available to the Fund’s security holders and to you as soon as practicable an earning statement covering a period of at least twelve months beginning with the first fiscal quarter of the Fund occurring after the date of this Agreement which shall satisfy the provisions of Section 11(a) of the Securities Act and the rules and regulations, including Rule 158, of the Commission thereunder.
     (l) Whether or not the transactions contemplated in this Agreement are consummated or this Agreement is terminated, to pay or cause to be paid all expenses incident to the performance of the obligations of the Fund and the Investment Adviser under this Agreement, including: (i) the fees, disbursements and expenses of the Fund’s counsel and the Fund’s accountants in connection with the registration and delivery of the Shares under the Securities Act and all other fees or expenses in connection with the preparation and filing of the Notification, the Registration Statement, any preliminary prospectus, the Time of Sale Prospectus, the Prospectus, and any Omitting Prospectus prepared by or on behalf of, used by, or referred to by the Fund and amendments and supplements to any of the foregoing, including all printing costs associated therewith, and the mailing and delivering of copies thereof to the Underwriters and dealers, in the quantities hereinabove specified, (ii) all costs and expenses related to the transfer and delivery of the Shares to the Underwriters, including any transfer or other taxes payable thereon, (iii) the cost of printing or producing any Blue Sky memorandum in connection with the offer and sale of the Shares under state securities laws and all expenses in connection with the qualification of the Shares for offer and sale under state securities laws as provided in Section 7(j) hereof, including filing fees and the reasonable fees and disbursements of counsel for the Underwriters in connection with such qualification and in connection with the Blue Sky memorandum, (iv) (A) all filing fees and (B) the reasonable fees and disbursements of counsel to the Underwriters incurred in connection with the review and qualification of the offering of the Shares by FINRA (provided that such fees and disbursements insofar as they relate exclusively to FINRA’s review pursuant to FINRA Corporate Financing Rule (Rule 5110) shall not exceed $[     ], it being understood that fees and disbursements of counsel in connection with FINRA’s review of any Fund marketing materials shall not be subject to such limitation), (v) all fees and expenses in connection with the preparation and filing of the registration statement on Form 8-A relating to the Common Shares and all costs and expenses incident to listing the Shares on the New York Stock Exchange, (vi) the cost of printing certificates representing the Shares, (vii) the costs and charges of any transfer agent, registrar or depositary, (viii) the costs and expenses of the Fund relating to investor presentations on any “road show” undertaken in connection with the marketing of the offering of the Shares, including, without limitation, expenses associated with the preparation or dissemination of any electronic road show, expenses associated with production of road show slides and graphics, fees and expenses of any consultants engaged in connection with the road show presentations with the prior approval of the Fund, travel and lodging expenses of the representatives and officers of the Fund and any such consultants, and the cost of any aircraft chartered in connection with the road show, (ix) the document production charges and expenses associated with printing this Agreement and (x) all other costs and expenses incident to the performance of the obligations of the Fund hereunder for which provision is not otherwise made in this Section. It is understood, however, that except as provided in this Section, Section 8 entitled “Indemnity and Contribution” and the last paragraph of Section 10 below, the Underwriters will pay all of their costs and expenses, including fees and disbursements of their counsel, stock transfer taxes payable on resale of any of the Shares by them and any advertising expenses connected with any offers they may make.
     8. Indemnity and Contribution. (a) Each of the Fund and the Investment Adviser, jointly and severally, agrees to indemnify and hold harmless each Underwriter, each person, if any, who controls any Underwriter within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act and each affiliate of any Underwriter within the meaning of Rule 405 under the Securities Act from and against any and all losses, claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim), caused by any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any amendment thereof, any Omitting Prospectus, any preliminary prospectus (including any statement of additional information incorporated therein by reference), the Time of Sale Prospectus, or the Prospectus or any amendment or supplement thereto, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages or liabilities are caused by any such untrue statement or omission or alleged untrue statement or omission based upon information relating to any Underwriter furnished to the Fund in writing by such Underwriter through you expressly for use therein.
     (b) Each Underwriter agrees, severally and not jointly, to indemnify and hold harmless each of the Fund and the Investment Adviser,

its trustees or partners (as the case may be), and each officer of the Fund who signs the Registration Statement and each person, if any, who controls the Fund or any Investment Adviser within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the foregoing indemnity from the Fund and the Investment Adviser to such Underwriter, but only with reference to information relating to such Underwriter furnished to the Fund in writing by such Underwriter through you expressly for use in the Registration Statement, any preliminary prospectus (including any statement of additional information incorporated therein by reference), the Time of Sale Prospectus, any Omitting Prospectus or Prospectus or any amendments or supplements thereto.
     (c) In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to Section 8(a) or 8(b), such person (the “indemnified party”) shall promptly notify the person against whom such indemnity may be sought (the “indemnifying party”) in writing and the indemnifying party, upon request of the indemnified party, shall retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the fees and disbursements of such counsel related to such proceeding. In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel or (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the indemnifying party shall not, in respect of the legal expenses of any indemnified party in connection with any proceeding or related proceedings in the same jurisdiction, be liable for (i) the fees and expenses of more than one separate firm (in addition to any local counsel) for all Underwriters and all persons, if any, who control any Underwriter within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act or who are affiliates of any Underwriters within the meaning of Section 405 under the Securities Act, (ii) the fees and expenses of more than one separate firm (in addition to any local counsel) for the Fund, its trustees, its officers who sign the Registration Statement and each person, if any, who controls the Fund within the meaning of either such Section, and (iii) the fees and expenses of more than one separate firm (in addition to any local counsel) for the Investment Adviser, its partners and each person, if any, who controls the Investment Adviser within the meaning of either such Section, and that all such fees and expenses shall be reimbursed as they are incurred. In the case of any such separate firm for the Underwriters and such control persons and affiliates of any Underwriters, such firm shall be designated in writing by [     ]. In the case of any such separate firm for the Fund, and such trustees, officers and control persons of the Fund, such firm shall be designated in writing by the Fund. In the case of any such separate firm for the Investment Adviser, and such partners and control persons of the Investment Adviser, such firm shall be designated in writing by the Investment Adviser. The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by the second and third sentences of this paragraph, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 days after receipt by such indemnifying party of the aforesaid request and (ii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding.
     (d) To the extent the indemnification provided for in Section 8(a) or 8(b) is unavailable to an indemnified party or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then each indemnifying party under such paragraph, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the Fund and the Investment Adviser on the one hand and the Underwriters on the other hand from the offering of the Shares or (ii) if the allocation provided by clause 8(d)(i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause 8(d)(i) above but also the relative fault of the Fund and the Investment Adviser on the one hand and of the Underwriters on the other hand in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Fund and the Investment Adviser on the one hand and the Underwriters on the other hand in connection with the offering of the Shares shall be deemed to be in the same respective proportions as the net proceeds from the offering of the Shares (before deducting expenses) received by the Fund and the total underwriting discounts and commissions received by the Underwriters, in each case as set forth in the table on the cover of the Prospectus, bear to the aggregate Public Offering Price of the Shares. The relative fault of the Fund and the Investment Adviser on the one hand and the Underwriters on the other hand shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Fund or the Investment Adviser or by the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Underwriters’ respective obligations to contribute pursuant to this Section 8 are several in proportion to the respective number of Shares they have purchased hereunder, and not joint. The Investment Adviser agrees to pay any amounts that are payable by the Fund pursuant to this paragraph to the extent that the Fund fails to make all contributions required to be made by the Fund pursuant to this Section 8.

     (e) The Fund, the Investment Adviser and the Underwriters agree that it would not be just or equitable if contribution pursuant to this Section 8 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in Section 8(d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages and liabilities referred to in Section 8(d) shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 8, no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Shares underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages that such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The remedies provided for in this Section 8 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified party at law or in equity.
     (f) The indemnity and contribution provisions contained in this Section 8 and the representations, warranties and other statements of the Fund and the Investment Adviser contained in this Agreement shall remain operative and in full force and effect regardless of (i) any termination of this Agreement, (ii) any investigation made by or on behalf of any Underwriter, any person controlling any Underwriter or any affiliate of any Underwriter or by or on behalf of the Investment Adviser, its officers, partners, or any person controlling the Investment Adviser or by or on behalf of the Fund, its officers or trustees or any person controlling the Fund and (iii) acceptance of and payment for any of the Shares.
     9. Termination. The Underwriters may terminate this Agreement by notice given by you to the Fund, if after the execution and delivery of this Agreement and prior to the Closing Date (i) trading generally shall have been suspended or materially limited on, or by, as the case may be, any of the New York Stock Exchange, the American Stock Exchange or the Nasdaq Global Market, (ii) trading of any securities of the Fund shall have been suspended on any exchange or in any over-the-counter market, (iii) a material disruption in securities settlement, payment or clearance services in the United States shall have occurred, (iv) any moratorium on commercial banking activities shall have been declared by Federal or New York State authorities or (v) there shall have occurred any outbreak or escalation of hostilities, or any change in financial markets or any calamity or crisis that, in your judgment, is material and adverse and which, singly or together with any other event specified in this clause (v), makes it, in your judgment, impracticable or inadvisable to proceed with the offer, sale or delivery of the Shares on the terms and in the manner contemplated in the Time of Sale Prospectus or the Prospectus.
     10. Effectiveness; Defaulting Underwriters. This Agreement shall become effective upon the execution and delivery hereof by the parties hereto.
     If, on the Closing Date or an Option Closing Date, as the case may be, any one or more of the Underwriters shall fail or refuse to purchase Shares that it has or they have agreed to purchase hereunder on such date, and the aggregate number of Shares which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase is not more than one-tenth of the aggregate number of the Shares to be purchased on such date, the other Underwriters shall be obligated severally in the proportions that the number of Firm Shares set forth opposite their respective names in Schedule I bears to the aggregate number of Firm Shares set forth opposite the names of all such non-defaulting Underwriters, or in such other proportions as you may specify, to purchase the Shares which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase on such date; provided that in no event shall the number of Shares that any Underwriter has agreed to purchase pursuant to this Agreement be increased pursuant to this Section 10 by an amount in excess of one-ninth of such number of Shares without the written consent of such Underwriter. If, on the Closing Date, any Underwriter or Underwriters shall fail or refuse to purchase Firm Shares and the aggregate number of Firm Shares with respect to which such default occurs is more than one-tenth of the aggregate number of Firm Shares to be purchased on such date, and arrangements satisfactory to you and the Fund for the purchase of such Firm Shares are not made within 36 hours after such default, this Agreement shall terminate without liability on the part of any non-defaulting Underwriter or the Fund. In any such case either you or the Fund shall have the right to postpone the Closing Date, but in no event for longer than seven days, in order that the required changes, if any, in the Registration Statement, in the Time of Sale Prospectus, in the Prospectus or in any other documents or arrangements may be effected. If, on an Option Closing Date, any Underwriter or Underwriters shall fail or refuse to purchase Additional Shares and the aggregate number of Additional Shares with respect to which such default occurs is more than one-tenth of the aggregate number of Additional Shares to be purchased on such Option Closing Date, the non-defaulting Underwriters shall have the option to (i) terminate their obligation hereunder to purchase the Additional Shares to be sold on such Option Closing Date or (ii) purchase not less than the number of Additional Shares that such non-defaulting Underwriters would have been obligated to purchase in the absence of such default. Any action taken under this paragraph shall not relieve any defaulting Underwriter from liability in respect of any default of such Underwriter under this Agreement.
     If this Agreement shall be terminated by the Underwriters, or any of them, because of any failure or refusal on the part of the Fund or the Investment Adviser to comply with the terms or to fulfill any of the conditions of this Agreement, or if for any reason the Fund or the Investment Adviser shall be unable to perform its obligations under this Agreement, the Investment Adviser will reimburse the Underwriters or such Underwriters as have so terminated this Agreement with respect to themselves, severally, for all out-of-pocket expenses (including the fees and disbursements of their counsel) reasonably incurred by such Underwriters in connection with this Agreement or the offering contemplated hereunder.

     11. Entire Agreement. (a) This Agreement, together with any contemporaneous written agreements and any prior written agreements (to the extent not superseded by this Agreement) that relate to the offering of the Shares, represents the entire agreement between the Fund and the Underwriters with respect to the preparation of any preliminary prospectus, the Time of Sale Prospectus, the Prospectus, the conduct of the offering, and the purchase and sale of the Shares.
     (b) The Fund and the Investment Adviser acknowledge that in connection with the offering of the Shares: (i) the Underwriters have acted at arms length, are not agents of, and owe no fiduciary duties to, the Fund, the Investment Adviser or any other person affiliated with the Fund or the Investment Adviser, (ii) the Underwriters owe the Fund and the Investment Adviser only those duties and obligations set forth in this Agreement and prior written agreements (to the extent not superseded by this Agreement), if any, and (iii) the Underwriters may have interests that differ from those of the Fund and the Investment Adviser. The Fund and the Investment Adviser waive to the full extent permitted by applicable law any claims either of them may have against the Underwriters arising from an alleged breach of fiduciary duty in connection with the offering of the Shares.
     12. Counterparts. This Agreement may be signed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.
     13. Applicable Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York.
     14. Headings. The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed a part of this Agreement.
     15. Notices. All communications hereunder shall be in writing and effective only upon receipt and if to the Underwriters shall be delivered, mailed or sent to you in care of [             ]; and if to the Fund, shall be delivered, mailed or sent to NexBank Tower, 13455 Noel Road, Suite 800, Dallas, Texas 75240, Attention: [           ] and if to the Investment Adviser, shall be delivered, mailed or sent to NexBank Tower, 13455 Noel Road, Suite 800, Dallas, Texas 75240, Attention: [           ].

Very truly yours, HIGHLAND CREDIT STRATEGIES FUND
By:
Name:
Title:

HIGHLAND CAPITAL MANAGEMENT, L.P.
By:
Name:
Title:

Accepted as of [     ]
[     ]
Acting severally on behalf of itself and
          the several Underwriters named in
          Schedule I hereto.

By:	Underwriter

By:
Name:
Title:

SCHEDULE I

Underwriter	Number of Firm Shares To Be Purchased
Total:

SCHEDULE II
Omitting Prospectuses

SCHEDULE III
Pricing Information
1. Price per Share to the Public: $
2. Number of Shares Sold: ___

Exhibit A-1
Opinion of [           ], counsel for the Fund

Exhibit A-2
Opinion of [           ], counsel for the Fund

Exhibit A-3
Opinion of [           ], counsel for the Fund

Exhibit B-1
Opinion of General Counsel for the Investment Adviser

Exhibit C
Exhibit (h)(2) to the Registration Statement — Form of Dealer Manager Agreement
[•] Common Shares of Beneficial Interest
Issuable Upon Exercise of Transferable Rights
to Subscribe for such Shares
FORM OF DEALER MANAGER AGREEMENT
[•]
[•]
Ladies and Gentlemen:
     Each of Highland Credit Strategies Fund, a Delaware statutory trust (the “Trust”), and Highland Capital Management, L.P., a Delaware limited partnership (the “Investment Adviser”), hereby confirms the agreement with and appointment of [•] to act as dealer manager (the “Dealer Manager”) in connection with the issuance by the Trust to the holders of record (the “Record Date Shareholders”) at the close of business on the record date set forth in the Prospectus (as defined herein) (the “Record Date”) transferable rights entitling such Record Date Shareholders to subscribe for up to [•] shares (each a “Share” and, collectively, the “Shares”) of the Trust’s common shares of beneficial interest (the “Common Shares”), par value $0.001 per share (the “Offer”). Pursuant to the terms of the Offer, the Trust is issuing each Record Date Shareholder [•] transferable right[s] (each a “Right” and, collectively, the “Rights”) for [•] Common Share[s] held by such Record Date Shareholder on the Record Date. Such Rights entitle their holders to acquire during the subscription period set forth in the Prospectus (the “Subscription Period”), at the price set forth in such Prospectus (the “Subscription Price”), [•] Share[s] for each [•] Right[s] exercised (except that any Record Date Shareholder who is issued fewer than [•] Right[s] will be able to subscribe for one full Share pursuant to the primary subscription) on the terms and conditions set forth in such Prospectus. No fractional shares will be issued. Any Record Date Shareholder who fully exercises all Rights initially issued to such Record Date Shareholder (other than those Rights that cannot be exercised because they represent the right to acquire less than one Share) will be entitled to subscribe for, subject to allocation, additional Shares (the “Over-Subscription Privilege”) on the terms and conditions set forth in the Prospectus. The Rights are transferable and are expected to be listed on the New York Stock Exchange, Inc. (“NYSE”) under the symbol “[•].”
     The Trust has filed with the Securities and Exchange Commission (the “Commission”) a notification on Form N-8A (the “Notification”) of registration of the Trust as an investment company. The Trust has filed with the Commission a shelf registration statement on Form N-2 (File Nos. 333-173004 and 811-21869) relating to the Shares and the Rights under the Securities Act of 1933, as amended (the “Securities Act”), the Investment Company Act of 1940, as amended (the “Investment Company Act”), the rules and regulations of the Commission under the Investment Company Act (the “Investment Company Act Rules and Regulations”) and the Securities Act (the “Securities Act Rules and Regulations”), which registration statement has been declared effective by the Commission (the date and time as of which the Registration Statement was declared effective by the Commission, the “Effective Date”). The Trust has also filed with the Commission a preliminary prospectus supplement, dated [•], which contains a base prospectus, dated [•]. Promptly after execution and delivery of this agreement (this “Agreement”), the Trust will prepare and file a prospectus in accordance with the provisions of Rule 430C (“Rule 430C”) of the rules and regulations of the Commission under the Securities Act (the “Securities Act Rules and Regulations”) and Rule 497 of the Securities Act Rules and Regulations. The information included in such prospectus that was omitted from such registration statement at the time it became effective but that is deemed to be part of such registration statement pursuant to Rule 430C of the Securities Act Rules and Regulations is referred to as “Rule 430C Information.” Unless the context otherwise requires, such registration statement, including all documents filed as a part thereof, and including any Rule 430C Information contained in a prospectus subsequently filed with the Commission pursuant to Rule 497 of the Securities Act Rules and Regulations and deemed to be part of the registration statement and also including any registration statement filed pursuant to Rule 462(b) of the Securities Act Rules and Regulations (the “Rule 462(b) Registration Statement”), is herein called the “Registration Statement.” The final prospectus in the form filed by the Trust with the Commission pursuant to Rule 497 of the Securities Act Rules and Regulations on or before the second business day after [•] (or such other time as may be required under the Securities Act), which will include the base prospectus, dated [•], together with a final prospectus supplement, is herein called the “Prospectus.” For purposes of this Agreement, all references to the Registration Statement, the Prospectus or any amendment or supplement to any of the foregoing shall be deemed to include the copy filed with the Commission pursuant to its Electronic Data Gathering, Analysis and Retrieval system and shall include the documents, if any, incorporated by reference therein, including the statement of additional information. The Investment Company Act and the Securities Act are hereinafter referred to collectively as the “Acts,” and the rules and regulations of the Commission under the Acts and under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) are hereinafter referred to collectively as the “Rules and Regulations.”

     The Prospectus and letters to owners of Common Shares of the Trust, subscription certificates and other forms used to exercise rights, brochures, wrappers, any letters from the Trust to securities dealers, commercial banks and other nominees and any newspaper announcements, press releases and other offering materials and information that the Trust may use, approve, prepare or authorize for use in connection with the Offer are collectively referred to hereinafter as the “Offering Materials”.
1.	Representations and Warranties.
(a)	The Trust and the Investment Adviser jointly and severally represent and warrant to, and agree with, the Dealer Manager as of the date hereof, as of the date of the commencement of the Offer (such date being hereinafter referred to as the “Representation Date”), as of the Expiration Date (as defined below) and as of each closing date (a “Closing Date”) of the purchase of Shares upon the exercise of the Rights that:
(i)	The Trust meets the requirements for use of Form N-2 under the Securities Act and the Investment Company Act and the Rules and Regulations. At the Effective Date, the Registration Statement contained all statements required to be stated therein in accordance with and complied in all material respects with, the requirements of the Securities Act, the Investment Company Act and the Rules and Regulations and did not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. From Effective Date through the expiration date of the Offer set forth in the Prospectus, as it may be extended as provided in the Prospectus (the “Expiration Date”) and the last Closing Date, the Prospectus and the Offering Materials will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the representations and warranties in this subsection shall not apply to statements in or omissions from the Registration Statement, Prospectus or Offering Materials made in reliance upon and in conformity with information relating to the Dealer Manager furnished to the Trust in writing by the Dealer Manager expressly for use in the Registration Statement, Prospectus or Offering Materials.

(ii)	The Trust (i) has been duly organized and is validly existing as a statutory trust in good standing under the laws of the State of Delaware, (ii) has full power and authority to own, lease and operate its properties and conduct its business as described in the Registration Statement and the Prospectus, (iii) currently maintains all licenses, permits, consents, orders, approvals, and other authorizations (collectively, the “Licenses and Permits”) necessary to carry on its business as contemplated in the Prospectus, (iv) has made all necessary filings required under any federal, state, local or foreign law, regulation or rule, and (vi) is duly qualified to do business and in good standing in each jurisdiction wherein it owns or leases real property or in which the conduct of its business requires such qualification, except where the failure to obtain or maintain such Licenses and Permits, to make such filings or to be to qualified and in good standing would not have a material adverse effect upon the Trust’s business, properties, management, prospects, financial condition or results of operations. The Trust has no subsidiaries.

(iii)	The Trust is duly registered with the Commission under the Investment Company Act as a closed-end, non-diversified management investment company, no order of suspension or revocation of such registration has been issued or proceedings therefor initiated or, to the best of the Trust’s and the Investment Adviser’s knowledge, threatened by the Commission, all required action has been taken by the Trust under the Securities Act and the Investment Company Act to make the Offer and to consummate the issuance of the Rights and the issuance and sale of the Shares by the Trust upon exercise of the Rights, and the provisions of the Trust’s agreement and declaration of trust and bylaws comply as to form in all material respects with the requirements of the Investment Company Act and the Investment Company Act Rules and Regulations.

(iv)	PricewaterhouseCoopers LLP, the independent registered public accounting firm that certified the financial statements of the Trust set forth or incorporated by reference in the Registration Statement and the Prospectus, is an independent registered public accounting firm as required by the Investment Company Act, the Securities Act, the Rules and Regulations and by the rules of the Public Company Accounting Oversight Board.

(v)	The financial statements of the Trust, together with the related notes and schedules thereto, set forth or incorporated by reference in the Registration Statement and the Prospectus present fairly in all material respects the financial condition of the Trust as of the dates or for the periods indicated in conformity with U.S. generally accepted accounting principles applied on a consistent basis; and the information set forth in the Prospectus under the headings “Summary of Trust Expenses” and “Financial Highlights” presents fairly in all material respects the information stated therein.

(vi)	The Trust has an authorized and outstanding capitalization as set forth in the Prospectus; the issued and outstanding Common Shares have been duly authorized and are validly issued, fully paid and non-assessable and conform in all material respects to the description thereof in the Prospectus under the heading “Description of Capital Structure”; the Rights have been duly authorized by all requisite action on the part of the Trust for issuance pursuant to the Offer; the certificates for the Shares are in due and proper form; the Shares have been duly authorized by all requisite action on the part of the Trust for issuance and sale pursuant to the terms of the Offer and, when issued and delivered by the Trust upon exercise of the Rights pursuant to the terms of the Offer against payment of the consideration set forth in the Prospectus, will be validly issued, fully paid and non-assessable; the Shares and the Rights conform in all material respects to all statements relating thereto contained in the Registration Statement, the Prospectus and the other Offering Materials; and the issuance of each of the Rights and the Shares has been done in compliance with all applicable federal and state securities laws and is not subject to any preemptive rights.

(vii)	Except as set forth in the Prospectus, subsequent to the respective dates as of which information is given in the Registration Statement and the Prospectus, (A) the Trust has not incurred any liabilities or obligations, direct or contingent, or entered into any transactions, other than in the ordinary course of business, that are material to the Trust, (B) there has not been any material change in the Common Shares or long-term debt of the Trust, or any material adverse change, or, to the Trust’s or the Investment Adviser’s knowledge, any development involving a prospective material adverse change, in the condition (financial or other), business, prospects, net worth or results of operations of the Trust (excluding fluctuations in the Trust’s net asset value due to investment activities in the ordinary course of operations, and changes in the market price per share of the Common Shares and discount or premium of such market price per share to net asset value per share), (C) there has been no dividend or distribution paid or declared in respect of the Trust’s Common Shares and (D) the Trust has not incurred any long-term debt.

(viii)	Each of this Agreement, the Investment Advisory Agreement dated as of [•] between the Trust and the Investment Adviser (the “Investment Advisory Agreement”), the Administration Services Agreement dated as of May 19, 2006 between Highland Capital Management, L.P. (the “Administrator”) and the Trust (the “Administration Services Agreement”), the Custodian Services Agreement dated as of [•] between [•] (the “Custodian”) and the Trust (the “Custody Agreement”), the Transfer Agency Services Agreement dated as of [•] between [•] (the “Transfer Agent”) and the Trust (the “Transfer Agency Agreement”) and the Accounting Services Agreement dated as of [•] between [•] (the “Accounting Agent”) and the Trust (the “Accounting Services Agreement”) (this Agreement, the Investment Advisory Agreement, the Administration Services Agreement, the Custody Agreement, the Transfer Agency Agreement and the Accounting Services Agreement are referred to herein, collectively as the “Trust Agreements”) has been duly authorized, executed and delivered by the Trust; each of the Trust Agreements complies with all applicable provisions of the Investment Company Act, the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and the rules and regulations under such Acts; and, assuming due authorization, execution and delivery by the other parties thereto, each of the Trust Agreements constitutes a legal, valid, binding and enforceable obligation of the Trust, subject to the qualification that the enforceability of the Trust’s obligations thereunder may be limited by U.S. bankruptcy, insolvency, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law), except as enforcement of rights to indemnity and contribution hereunder may be limited by federal or state securities laws or principles of public policy.

(ix)	Neither the issuance of the Rights, nor the issuance and sale of the Shares upon the exercise of the Rights, nor the execution, delivery, performance and consummation by the Trust of any other of the transactions contemplated in this Agreement, or to the extent applicable to the Rights or the Shares in the Trust Agreements, nor the consummation of the transactions contemplated in this Agreement or in the Registration Statement nor the fulfillment of the terms thereof will conflict with or violate the agreement and declaration of trust, bylaws of the Trust, or conflict with, result in a breach or violation of, or constitute a default or an event of default under, or result in the creation or imposition of any lien, charge or encumbrance upon any properties or assets of the Trust under the agreement and declaration of trust or bylaws of the Trust or the terms and provisions of any agreement, indenture, mortgage, loan agreement, note, insurance or surety agreement, lease or other instrument to which the Trust is a party or by which it may be bound or to which any of the property or assets of the Trust is subject, nor will such action by the Trust result in any violation of any order, law, rule or regulation of any court or governmental agency or body having jurisdiction over the Trust or any of its properties.

(x)	Except as set forth in the Registration Statement, there is no pending or, to the Trust’s or the Investment Adviser’s knowledge, threatened action, suit, claim, investigation or proceeding affecting the Trust or to which the Trust is a party before or by any court or governmental agency, authority or body or any arbitrator which might result in any material adverse change in the condition (financial or other), business prospects, net worth or operations of the Trust, or which might materially and adversely affect the properties or assets thereof of a character required to be disclosed in the Registration Statement or the Prospectus or the consummation of the transactions contemplated hereby.

(xi)	There are no franchises, contracts or other documents of the Trust required to be described in the Registration Statement or the Prospectus or to be filed or incorporated by reference as exhibits to the Registration Statement which are not described or filed or incorporated by reference therein as permitted by the Securities Act, the Investment Company Act or the Rules and Regulations.

(xii)	No consent, approval, authorization, notification or order of, or filing with, any federal, state, local or foreign court or governmental or regulatory agency, commission, board, authority or body or with any self-regulatory organization or other non-governmental regulatory authority is required for the consummation by the Trust of the transactions contemplated by the Trust Agreements or the Registration Statement, except (A) such as have been obtained or (B) if the registration statement filed with respect to the Shares is not effective under the Securities Act as of the time of execution hereof, such as may be required (and shall be obtained prior to commencement of the Offer) under the Investment Company Act, the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(xiii)	The Common Shares have been duly listed on the NYSE and prior to their issuance the Shares and the Rights will have been duly approved for listing, subject to official notice of issuance, on the NYSE.

(xiv)	The Trust (A) has not taken, directly or indirectly, any action designed to cause or to result in, or that has constituted or which might reasonably be expected to constitute, the stabilization or manipulation of the price of any security of the Trust to facilitate the issuance of the Rights or the sale or resale of the Rights and the Shares, (B) has not since the filing of the Registration Statement sold, bid for or purchased, or paid anyone any compensation for soliciting purchases of, Common Shares of the Trust (except for the solicitation of exercises of the Rights pursuant to this Agreement) and (C) will not, until the later of the expiration of the Rights or the completion of the distribution (within the meaning of the anti-manipulation rules under the Exchange Act) of the Shares, sell, bid for or purchase, pay or agree to pay to any person any compensation for soliciting another to purchase any other securities of the Trust (except for the solicitation of exercises of the Rights pursuant to this Agreement); provided that any action in connection with the Trust’s Dividend Reinvestment Plan will not be deemed to be within the terms of this Section 1.a.xiv.

(xv)	The Trust has complied in all previous tax years and intends to direct the investment of the proceeds of the Offer described in the Registration Statement and the Prospectus in such a manner as to continue to comply, with the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (“Subchapter M of the Code”), and is qualified and intends to continue to qualify as a regulated investment company under Subchapter M of the Code.

(xvi)	The Trust has complied since inception, and intends to direct the investment of the proceeds of the Offer described in the Registration Statement and the Prospectus in such a manner as to continue to comply, with the asset coverage requirements of the Investment Company Act.

(xvii)	The Trust has (a) appointed a Chief Compliance Officer and (b) adopted and implemented written policies and procedures which the Board of Trustees of the Trust has determined are reasonably designed to prevent violations of the federal securities laws in a manner required by and consistent with Rule 38a-1 of the Rules and Regulations under the Investment Company Act and is in compliance in all material respects with such Rule.

(xviii)	Other than the Offering Materials, the Trust has not, without the written permission of the Dealer Manager, used, approved, prepared or authorized any letters to beneficial owners of the Common Shares, forms used to exercise rights, any letters from the Trust to securities dealers, commercial banks and other nominees or any newspaper announcements or other offering materials and information in connection with the Offer; provided, however, that any use of transmittal documentation and subscription documentation independently prepared by the Dealer Manager, broker-dealers, trustees, nominees or other financial intermediaries shall not cause a violation of this Section (xviii).

(xix)	Any Offering Materials authorized in writing by or prepared by the Trust or the Investment Adviser used in connection with the issuance of the Rights do not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Moreover, all Offering Materials complied and will comply in all material respects with the applicable requirements of the Securities Act, the Investment Company Act, the Rules and Regulations and the rules and interpretations of the Financial Industry Regulatory Authority, Inc. (“FINRA”).

(xx)	The Trust maintains a system of internal accounting controls sufficient to provide reasonable assurance that (A) transactions are executed in accordance with management’s general or specific authorization; (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles and to maintain accountability for assets; (C) access to assets is permitted only in accordance with management’s general or specific authorization; and (D) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(xxi)	The Trust has established and maintains disclosure controls and procedures (as such term is defined in Rule 30a-3 under the Investment Company Act); such disclosure controls and procedures are designed to ensure that material information relating to the Trust is made known to the Trust’s Chief Executive Officer and its Chief Financial Officer by others within the Trust, and such disclosure controls and procedures are effective to perform the functions for which they were established; the Trust’s independent registered public accounting firm and the Audit Committee of the Board of Trustees of the Trust have been advised of: (A) any significant deficiencies in the design or operation of internal controls over financial reporting which could adversely affect the Trust’s ability to record, process, summarize, and report financial data; and (B) any fraud, whether or not material, that involves management or other employees who have a role in the Trust’s internal controls over financial reporting; any material weaknesses in the Trust’s internal controls over financial reporting have been identified for the Trust’s independent registered public accounting firm; and since the date of the most recent evaluation of such disclosure controls and procedures, there have been no significant changes in internal controls over financial reporting or in other factors that could materially affect internal controls over financial reporting, including any corrective actions with regard to significant deficiencies and material weaknesses.

(xxii)	The Trust and its officers and directors, in their capacities as such, are in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder.
(b)	The Investment Adviser represents and warrants to, and agrees with, the Dealer Manager as of the date hereof, as of the Representation Date, as of the Expiration Date and as of each Closing Date that:
(i)	The Investment Adviser has been duly formed and is validly existing as a limited partnership under the laws of the State of Delaware, has full power and authority (corporate and other) to own, lease and operate its properties and conduct its business as described in the Registration Statement and the Prospectus, currently maintains all Licenses and Permits material to the conduct of its business and necessary to enable the Investment Adviser to continue to supervise investments in securities as contemplated in the Prospectus.

(ii)	The Investment Adviser is duly registered as an investment adviser under the Advisers Act, and is not prohibited by the Advisers Act or the Investment Company Act, or the rules and regulations under such Acts, from acting as investment adviser for the Trust as contemplated in the Prospectus and the Investment Advisory Agreement.

(iii)	This Agreement and the Investment Advisory Agreement have been duly authorized, executed and delivered by the Investment Adviser and comply with all applicable provisions of the Investment Company Act, the Advisers Act and the rules and regulations under such Acts, and are, assuming due authorization, execution and delivery by the other parties thereto, legal, valid, binding and enforceable obligations of the Investment Adviser, subject to the qualification that the enforceability of the Investment Adviser’s obligations thereunder may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law), except as enforcement of rights to indemnity and contribution hereunder may be limited by federal or state securities laws or principles of public policy.

(iv)	Neither the execution, delivery, performance and consummation by the Investment Adviser of its obligations under this Agreement or the Investment Advisory Agreement nor the consummation of the transactions contemplated herein or therein or in the Registration Statement nor the fulfillment of the terms thereof will conflict with or violate the limited partnership agreement of the Investment Adviser, or conflict with, result in a breach or violation of, or constitute a default or an event of default under, or result in the creation or imposition of any lien, charge or encumbrance upon any properties or assets of the Investment Adviser under its limited partnership agreement or bylaws or the terms and provisions of any material agreement, indenture, mortgage, loan agreement, note, insurance or surety agreement, lease or other instrument to which the Investment Adviser is a party or by which it may be bound or to which any of the property or assets of the Investment Adviser is subject, nor will such action result in any violation of any order, law, rule or regulation of any court or governmental agency or body having jurisdiction over the Investment Adviser or any of its properties.

(v)	Except as set forth in the Registration Statement, there is no pending or, to the best of the Investment Adviser’s knowledge, threatened action, suit or proceeding affecting the Investment Adviser or to which the Investment Adviser is a party before or by any court or governmental agency, authority or body or any arbitrator which might result in any material adverse change in the Investment Adviser’s ability to perform its services under the Investment Advisory Agreement or adversely affect the properties or assets thereof of a character required to be disclosed in the Registration Statement or Prospectus.
(vi)	No consent, approval, authorization, notification or order of, or filing with, any court or governmental agency or body is required for the consummation by the Investment Adviser of the transactions contemplated by this Agreement except (A) such as have been obtained or (B) if the registration statement filed with respect to the Shares is not effective under the Investment Company Act, the Securities Act and the Exchange Act as of the time of execution hereof, such as may be required (and shall be obtained as provided in this Agreement) under the Securities Act.

(vii)	The Investment Adviser (A) has not taken, directly or indirectly, any action designed to cause or to result in, or that has constituted or which might reasonably be expected to constitute, the stabilization or manipulation of the price of any security of the Trust to facilitate the issuance of the Rights or the sale or resale of the Rights and the Shares, (B) has not since the filing of the Registration Statement sold, bid for or purchased, or paid anyone any compensation for soliciting purchases of, Common Shares of the Trust (except for the solicitation of exercises of the Rights pursuant to this Agreement) and (C) will not, until the later of the expiration of the Rights or the completion of the distribution (within the meaning of the anti-manipulation rules under the Exchange Act) of the Shares, sell, bid for or purchase, pay or agree to pay any person any compensation for soliciting another to purchase any other securities of the Trust (except for the solicitation of exercises of the Rights pursuant to this Agreement); provided that any action in connection with the Trust’s Dividend Reinvestment Plan will not be deemed to be within the terms of this Section 1.b.vii.

(viii)	The Investment Adviser intends to direct the investment of the proceeds of the Offer described in the Registration Statement and the Prospectus in such a manner as to cause the Trust to comply with the requirements of Subchapter M of the Code.

(c)	Any certificate required by this Agreement that is signed by any officer of the Trust on behalf of the Trust or of the Investment Adviser on behalf of the Investment Adviser and delivered to the Dealer Manager or counsel for the Dealer Manager shall be deemed a representation and warranty by the Trust or the Investment Adviser, as the case may be, to the Dealer Manager, as to the matters covered thereby (and if such certificate is knowledge qualified, the representation and warranty by the Trust or the Investment Adviser, as the case may be, shall be deemed to be without any such knowledge qualifier).
2.	Agreement to Act as Dealer Manager.
(a)	On the basis of the representations and warranties contained herein, and subject to the terms and conditions of the Offer:
(i)	The Trust hereby appoints the Dealer Manager to solicit the exercise of Rights and authorizes the Dealer Manager to sell Shares purchased by the Dealer Manager from the Trust through the exercise of Rights as described herein; the Trust hereby authorizes the Dealer Manager to form and manage a group of selling broker-dealers (each a “Selling Group Member” and collectively the “Selling Group”) that enter into a Selling Group Agreement with the Dealer Manager in the form attached hereto as Exhibit A to solicit the exercise of Rights and to sell Shares purchased by the Selling Group Member from the Dealer Manager as described herein; and the Trust hereby authorizes other soliciting broker-dealers (each a “Soliciting Dealer” and collectively the “Soliciting Dealers”) that enter into a Soliciting Dealer Agreement with the Dealer Manager in the form attached hereto as Exhibit B to solicit the exercise of Rights. The Dealer Manager hereby agrees to solicit the exercise of Rights in accordance with the Securities Act, the Exchange Act and the rules and regulations thereunder, the rules and interpretations of FINRA and its customary practice subject to the terms and conditions of this Agreement, the procedures described in the Registration Statement, the Prospectus and, where applicable, the terms and conditions of such Selling Group Agreement or Soliciting Dealer Agreement; and the Dealer Manager hereby agrees to form and manage the Selling Group to solicit the exercise of Rights and to sell Shares to the Selling Group purchased by the Dealer Manager from the Trust through the exercise of Rights as described herein in accordance with the Securities Act, the Exchange Act and the rules and regulations thereunder, the rules and interpretations of FINRA and its customary practice subject to the terms and conditions of this Agreement, the procedures described in the Registration Statement, the Prospectus and, where applicable, the terms and conditions of the Selling Group Agreement.

(ii)	The Trust hereby authorizes the Dealer Manager to buy and exercise Rights, including unexercised Rights delivered to the Subscription Agent for resale and Rights of Record Date Shareholders whose record addresses are outside the United

States held by the Subscription Agent for which no instructions are received, on the terms and conditions set forth in such Prospectus, and to sell Shares to the public or to Selling Group Members at the offering price set by the Dealer Manager from time to time. Sales of Shares by the Dealer Manager or Selling Group Members shall not be at a price higher than the offering price set by the Dealer Manager from time to time.
(b)	To the extent permitted by applicable law, the Trust agrees to furnish, or cause to be furnished, to the Dealer Manager, lists, or copies of those lists, showing the names and addresses of, and number of Common Shares held by, Record Date Shareholders as of the Record Date, and the Dealer Manager agrees to use such information only in connection with the Offer, and not to furnish the information to any other person except for securities brokers and dealers that have been requested by the Dealer Manager to solicit exercises of Rights.

(c)	In rendering the services contemplated by this Dealer Manager Agreement, the Dealer Manager acknowledges that it is not authorized to use any solicitation material other than the Prospectus (as supplemented or amended, if applicable) and the other Offering Materials.

(d)	In rendering the services contemplated by this Agreement, the Dealer Manager will not be subject to any liability to the Trust or the Investment Adviser or any of their affiliates, for any act or omission on the part of any soliciting broker or dealer (except with respect to the Dealer Manager acting in such capacity) or any other person, and the Dealer Manager will not be liable for acts or omissions in performing its obligations under this Agreement, except for any losses, claims, damages, liabilities and expenses that are finally judicially determined to have resulted primarily from the bad faith, willful misconduct or gross negligence of the Dealer Manager or by reason of the reckless disregard of the obligations and duties of the Dealer Manager under this Agreement.
3.	Dealer Manager Fees. In full payment for the services rendered and to be rendered hereunder by the Dealer Manager, the Trust agrees to pay the Dealer Manager a fee (the “Dealer Manager Fee”) equal to [•]% of the aggregate Subscription Price for the Shares issued pursuant to the exercise of Rights and the Over-Subscription Privilege. In full payment for the soliciting efforts to be rendered, the Dealer Manager agrees to reallow selling fees (the “Selling Fees”) to Selling Group Members equal to [•]% of the Subscription Price per Share for each Share issued pursuant to either (a) the exercise of Rights and the Over-Subscription Privilege where such Selling Group Member is so designated on the subscription form or (b) the purchase for resale from the Dealer Manager in accordance with the Selling Group Agreement. In full payment for the soliciting efforts to be rendered, the Dealer Manager agrees to reallow soliciting fees (the “Soliciting Fees”) to Soliciting Dealers equal to [•]% of the Subscription Price per Share for each Share issued pursuant to the exercise of Rights and the Over-Subscription Privilege where such Soliciting Dealer is so designated on the subscription form, subject to a maximum fee based on the number of Common Shares held by such Soliciting Dealer through The Depository Trust Company (“DTC”) on the Record Date. The Dealer Manager agrees to pay the Selling Fees or Soliciting Fees, as the case may be, to the broker-dealer designated on the applicable portion of the form used by the holder to exercise Rights and the Over-Subscription Privilege, and if no broker-dealer is so designated or a broker-dealer is otherwise not entitled to receive compensation pursuant to the terms of the Selling Group Agreement or Soliciting Dealer Agreement, then the Dealer Manager shall retain such Selling Fee or Solicitation Fee for Shares issued pursuant to the exercise of Rights and the Over-Subscription Privilege. Payment to the Dealer Manager by the Trust will be in the form of a wire transfer of same day Trusts to an account or accounts identified by the Dealer Manager. Such payment will be made on each date on which the Trust issues Shares after the Expiration Date. Payment to a Selling Group Member or Soliciting Dealer will be made by the Dealer Manager directly to such Selling Group Member or Soliciting Dealer by check to an address identified by such broker-dealer. Such payments shall be made on or before the tenth business day following the day the Trust issues Shares after the Expiration Date.
4.	Other Agreements.
(a)	The Trust covenants with the Dealer Manager as follows:
(i)	The Trust will use its best efforts to cause the Registration Statement to become effective and maintain its effectiveness under the Securities Act.

(ii)	The Trust will notify, and confirm the notice in writing to, the Dealer Manager promptly (A) of the effectiveness of the Registration Statement and any amendment thereto (including any post-effective amendment), (B) of the receipt of any comments from the Commission, (C) of any request by the Commission for any amendment to the Registration Statement or any amendment or supplement to the Prospectus or for additional information, (D) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or the initiation of any proceedings for that purpose and (E) of the receipt of any written notice regarding the suspension of the qualification of the Shares or the Rights for offering or sale in any jurisdiction. The Trust will make every reasonable effort to prevent the issuance of any stop order described in subsection (D) hereunder and, if any such stop order is issued, to obtain the lifting thereof at the earliest possible moment.

(iii)	The Trust will give the Dealer Manager notice of its intention to file any amendment to the Registration Statement (including any post-effective amendment) or any amendment or supplement to the Prospectus (including any revised prospectus which the Trust proposes for use by the Dealer Manager in connection with the Offer, which differs from the prospectus on file at the Commission at the time the Registration Statement becomes effective, whether or not such revised prospectus is required to be filed pursuant to Rule 497(c), (e) or (h) of the Securities Act Rules and Regulations), whether pursuant to the Investment Company Act, the Securities Act, or otherwise, and will furnish the Dealer Manager with copies of any such amendment or supplement a reasonable amount of time prior to such proposed filing or use, as the case may be, and will not file any such amendment or supplement to which the Dealer Manager or counsel for the Dealer Manager shall reasonably object.

(iv)	The Trust will, without charge, deliver to the Dealer Manager, as soon as practicable, the number of copies (one of which is manually executed) of the Registration Statement as originally filed and of each amendment thereto as it may reasonably request, in each case with the exhibits filed therewith.

(v)	The Trust will, without charge, furnish to the Dealer Manager, from time to time during the period when the Prospectus is required to be delivered under the Securities Act, such number of copies of the Prospectus (as amended or supplemented) as the Dealer Manager may reasonably request for the purposes contemplated by the Securities Act or the Securities Act Rules and Regulations.

(vi)	If any event shall occur as a result of which it is necessary, in the reasonable opinion of counsel for the Dealer Manager, to amend or supplement the Registration Statement or the Prospectus (or the other Offering Materials) to make the Prospectus (or such other Offering Materials) not contain an untrue statement of material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading in the light of the circumstances existing at the time it is delivered to a Record Date Shareholder, the Trust will forthwith amend or supplement the Prospectus by preparing and filing with the Commission (and furnishing to the Dealer Manager a reasonable number of copies of) an amendment or amendments of the Registration Statement or an amendment or amendments of or a supplement or supplements to the Prospectus (in form and substance reasonably satisfactory to counsel for the Dealer Manager), at the Trust’s expense, which will amend or supplement the Registration Statement or the Prospectus (or otherwise will amend or supplement such other Offering Materials) so that the Prospectus (or such other Offering Materials) will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances existing at the time the Prospectus (or such other Offering Materials) is delivered to a Record Date Shareholder, not misleading.

(vii)	The Trust will endeavor, in cooperation with the Dealer Manager and its counsel, to qualify the Rights and the Shares for offering and sale under the applicable securities laws of such states and other jurisdictions of the United States as the Dealer Manager may designate and maintain such qualifications in effect for the duration of the Offer; provided, however, that the Trust will not be obligated to file any general consent to service of process, or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not now so qualified. The Trust will file such statements and reports as may be required by the laws of each jurisdiction in which the Rights and the Shares have been qualified as above provided.

(viii)	The Trust will make generally available to its security holders as soon as practicable, but no later than [•], an earnings statement (which need not be audited) (in form complying with the provisions of Rule 158 of the Securities Act Rules and Regulations) covering a twelve-month period beginning not later than the first day of the Trust’s fiscal semi-annual period next following the “effective” date (as defined in said Rule 158) of the Registration Statement.

(ix)	For a period of 180 days from the date of this Agreement, the Trust will not, without the prior consent of the Dealer Manager, offer or sell, or enter into any agreement to sell, any equity or equity related securities of the Trust or securities convertible into such securities, other than the Rights and the Shares, any Common Shares issued by the Trust in reinvestment of dividends or distributions.

(x)	The Trust will use the net proceeds from the Offer to acquire portfolio securities as set forth under “Use of Proceeds” in the Prospectus.

(xi)	The Trust will use its best efforts to cause the Rights and the Shares to be duly authorized for listing by the NYSE, subject to official notice of issuance, prior to the time the Rights and the Shares are issued, respectively.

(xii)	The Trust will use its best efforts to maintain its qualification as a regulated investment company under Subchapter M of the Code.

(xiii)	The Trust will apply the net proceeds from the Offer in such a manner as to continue to comply with the requirements of the Prospectus and the Investment Company Act.

(xiv)	The Trust will advise or cause the Subscription Agent (A) to advise the Dealer Manager and, only where specifically noted, each Selling Group Member who specifically requests, from day to day during the period of, and promptly after the termination of, the Offer, as to the names and addresses (to the extent permitted by applicable law) of all Record Date Shareholders exercising Rights, the total number of Rights exercised by each Record Date Shareholder during the immediately preceding day, indicating the total number of Rights verified to be in proper form for exercise, rejected for exercise and being processed and, for the Dealer Manager and each Selling Group Member, the number of Rights exercised on subscription certificates indicating the Dealer Manager or such Selling Group Member, as the case may be, as the broker-dealer with respect to such exercise, and as to such other information as the Dealer Manager may reasonably request; and will notify the Dealer Manager and each Selling Group Member, not later than [•], New York City time, on the first business day following the Expiration Date, of the total number of Rights exercised and Shares related thereto, the total number of Rights verified to be in proper form for exercise, rejected for exercise and being processed and, for the Dealer Manager and each Selling Group Member, the number of Rights exercised on subscription certificates indicating the Dealer Manager or such Selling Group Member, as the case may be, as the broker-dealer with respect to such exercise, and as to such other information as the Dealer Manager may reasonably request; (B) to sell any Rights received for resale from Record Date Shareholders exclusively to or through the Dealer Manager, which may, at its election, purchase such Rights as principal or act as agent for the resale thereof; and (C) to issue Shares upon the Dealer Manager’s exercise of Rights no later than the close of business on the business day following the day that full payment for such Shares has been received by the Subscription Agent.
(b)	Neither the Trust nor the Investment Adviser will take, directly or indirectly, any action designed to cause or to result in, or that has constituted or which might reasonably be expected to constitute, the stabilization or manipulation of the price of any security of the Trust to facilitate the issuance of the Rights or the sale or resale of the Rights or the Shares; provided that any action in connection with the Trust’s Dividend Reinvestment Plan will not be deemed to be within the meaning of this Section 4.b.

(c)	Except as required by applicable law, the use of any reference to the Dealer Manager in any Offering Materials or any other document or communication prepared, approved or authorized by the Trust or the Investment Adviser in connection with the Offer is subject to the prior approval of the Dealer Manager, provided that if such reference to the Dealer Manager is required by applicable law, the Trust and the Investment Adviser agree to notify the Dealer Manager within a reasonable time prior to such use but the Trust and the Investment Adviser are nonetheless permitted to use such reference.
5.	Payment of Expenses.
(a)	The Trust will pay all expenses incident to the performance of its obligations under this Agreement and in connection with the Offer, including, but not limited to, (i) expenses relating to the printing and filing of the Registration Statement as originally filed and of each amendment thereto, (ii) expenses relating to the preparation, issuance and delivery of the certificates for the Shares and subscription certificates relating to the Rights, (iii) the fees and disbursements of the Trust’s counsel (including the fees and disbursements of local counsel) and accountants, (iv) expenses, if any, relating to the qualification of the Rights and the Shares under securities laws in accordance with the provisions of Section 4.a.vii. of this Agreement, including filing fees, (v) expenses relating to the printing or other production and delivery to the Dealer Manager of copies of the Registration Statement as originally filed and of each amendment thereto and of the Prospectus and any amendments or supplements thereto, (vi) the fees and expenses incurred with respect to filing with FINRA, including the fees and disbursements of the Dealer Manager’s counsel with respect thereto, (vii) the fees and expenses incurred in connection with the listing of the Rights and the Shares on the NYSE, (viii) expenses relating to the printing or other production, mailing and delivery expenses incurred in connection with Offering Materials, including all reasonable out-of-pocket fees and expenses, if any, incurred by the Dealer Manager, Selling Group Members, Soliciting Dealers and other brokers, dealers and financial institutions in connection with their customary mailing and handling of materials related to the Offer to their customers, (ix) the fees and expenses incurred with respect to the Subscription Agent and the Information Agent and (x) all other fees and expenses (excluding the announcement, if any, of the Offer in The Wall Street Journal) incurred in connection with or relating to the Offer.

(b)	In addition to any fees that may be payable to the Dealer Manager under this Agreement, the Trust agrees to reimburse the Dealer Manager upon request made from time to time for a portion of its reasonable expenses incurred in connection with its activities under this Agreement, including the reasonable fees and disbursements of its legal counsel (excluding fees and expenses pursuant to Section 5.a.iv which are to be paid directly by the Trust), upon proper presentation of documentation therefor, in an amount not to exceed $[•].

(c)	If this Agreement is terminated by the Dealer Manager in accordance with the provisions of Section 6 or Sections 9.a.iii, the Trust agrees to reimburse the Dealer Manager for all of its reasonable out-of-pocket expenses incurred in connection with its performance hereunder, including the reasonable fees and disbursements of counsel for the Dealer Manager. In the event the transactions contemplated hereunder are not consummated, the Trust agrees to pay all of the costs and expenses set forth in Sections 5.a. and 5.b. which the Trust would have paid if such transactions had been consummated.
6.	Conditions of the Dealer Manager’s Obligations. The obligations of the Dealer Manager hereunder (including any obligation to pay for Shares issuable upon exercise of Rights by the Dealer Manager) are subject to the accuracy of the respective representations and warranties of the Trust and the Investment Adviser contained herein, to the performance by the Trust and the Investment Adviser of their respective obligations hereunder, and to the following further conditions:
(a)	The Registration Statement shall have become effective on the Effective Date; the Prospectus and any amendment or supplement thereto shall have been filed with the Commission in the manner and within the time period required by Rule 497(c), (e), (h) or (j), as the case may be, of the Securities Act Rules and Regulations; no stop order suspending the effectiveness of the Registration Statement or any amendment thereto shall have been issued, and no proceedings for that purpose shall have been instituted or threatened or, to the knowledge of the Trust, the Investment Adviser or the Dealer Manager, shall be contemplated by the Commission; and the Trust shall have complied with any request of the Commission for additional information (to be included in the Registration Statement, the Prospectus or otherwise).

(b)	On the Representation Date and the Expiration Date, the Dealer Manager shall have received:
(i)	The opinions, dated the Representation Date and the Expiration Date, of [•], counsel for the Trust, in form and substance satisfactory to counsel for the Dealer Manager, substantially to the effect set forth in Exhibit C hereto.

(ii)	The opinions, dated the Representation Date and the Expiration Date, of [•], counsel for the Investment Adviser, in form and substance satisfactory to counsel for the Dealer Manager, substantially to the effect set forth in Exhibit D hereto.
(c)	The Dealer Manager shall have received from [•], counsel for the Dealer Manager, such opinions, dated the Representation Date and the Expiration Date, with respect to the Offer, the Registration Statement, the Prospectus and other related matters as the Dealer Manager may reasonably require, and the Trust shall have furnished to such counsel such documents as they reasonably request for the purpose of enabling them to pass upon such matters.

d)	The Trust shall have furnished to the Dealer Manager certificates of the Trust, signed on behalf of the Trust by the Senior Vice President of the Trust, dated the Representation Date and the Expiration Date, to the effect that the signer of such certificate carefully examined the Registration Statement, the Prospectus, any supplement to the Prospectus and this Agreement and that, to the best of the signer’s knowledge:
(i)	the representations and warranties of the Trust in this Agreement are true and correct in all material respects on and as of the Representation Date or the Expiration Date, as the case may be, with the same effect as if made on the Representation Date or the Expiration Date, as the case may be, and the Trust has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to the Representation Date or the Expiration Date, as the case may be;

(ii)	no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been instituted or, to the Trust’s knowledge, threatened; and

(iii)	since the date of the most recent balance sheet included or incorporated by reference in the Prospectus, there has been no material adverse change, or any development involving a prospective material adverse change, in the condition (financial or other), business, prospects, net worth or results of operations of the Trust (excluding fluctuations in the Trust’s net asset value due to investment activities in the ordinary course of operations, and changes in the market price per share of the Common Shares and discount or premium of such market price per share to net asset value per share), except as set forth in or contemplated in the Prospectus (as it may be amended or supplemented at the date of such certificates).

(e)	The Investment Adviser shall have furnished to the Dealer Manager certificates, signed on behalf of the Investment Adviser by the Chairman or other senior official of its general partner, dated the Representation Date and the Expiration Date, to the effect that the signer of the certificate carefully examined the Registration Statement, the Prospectus, any supplement to the Prospectus and this Agreement and, to the best of their knowledge, the representations and warranties with respect to the Investment Adviser in this Agreement are true and correct in all material respects on and as of the Representation Date or the Expiration Date, as the case may be, with the same effect as if made on the Representation Date or the Expiration Date, as the case may be.

(f)	PricewaterhouseCoopers LLP shall have furnished to the Dealer Manager letters, dated the Representation Date and the Expiration Date, in form and substance satisfactory to the Dealer Manager, stating in effect that:
(i)	it is an independent registered public accounting firm with respect to the Trust within the meaning of the Securities Act and the applicable Securities Act Rules and Regulations, and the rules and regulations adopted by the Commission and the Public Company Accounting Oversight Board (United States);

(ii)	in its opinion, the audited financial statements examined by it and included or incorporated by reference in the Registration Statement comply as to form in all material respects with the applicable accounting requirements of the Securities Act and the Investment Company Act and the respective Rules and Regulations with respect to registration statements on Form N-2;

(iii)	it has performed procedures specified by the Public Company Accounting Oversight Board for a review of the interim financial information for the period ended [•];

(iv)	it has performed specified procedures, not constituting an audit in accordance with generally accepted auditing standards, including a reading of the latest available unaudited financial information of the Trust, a reading of the minute books of the Trust, and inquiries of officials of the Trust responsible for financial and accounting matters, and on the basis of such inquiries and procedures nothing came to its attention that caused it to believe that at a specified date prior to the Representation Date or the Expiration Date, as the case may be, there was any change in the Common Shares, any decrease in net assets or any increase in long-term debt of the Trust as compared with amounts shown in the most recent statement of assets and liabilities included or incorporated by reference in the Registration Statement, except as the Registration Statement discloses has occurred or may occur, or they shall state any specific changes, increases or decreases; and

(v)	in addition to the procedures referred to in clause (iv) above, it has compared certain dollar amounts (or percentages as derived from such dollar amounts) and other financial information regarding the operations of the Trust appearing in the Registration Statement, which have previously been specified by the Dealer Manager and which shall be specified in such letter, and have found such items to be in agreement with the accounting and financial records of the Trust.
(g)	Subsequent to the respective dates as of which information is given in the Registration Statement and the Prospectus (excluding an amendment or supplement subsequent to the Representation Date), there shall not have been (i) any change, increase or decrease specified in the letter or letters referred to in paragraph 6(f), or (ii) any change, or any development involving a prospective change, in or affecting the condition (financial or other), business prospects, net worth or results of operations of the Trust, the effect of which, in any case referred to in clause (i) or (ii) above, is, in the judgment of the Dealer Manager, so material and adverse as to make it impractical or inadvisable to proceed with the Offer as contemplated by the Registration Statement and the Prospectus.

(h)	Prior to the Representation Date, the Trust shall have furnished to the Dealer Manager such further information, certificates and documents as the Dealer Manager may reasonably request.

(i)	If any of the conditions specified in this Section 6 shall not have been fulfilled in all material respects when and as provided in this Agreement, or if any of the opinions and certificates mentioned above or elsewhere in this Agreement shall not in all material respects be reasonably satisfactory in form and substance to the Dealer Manager and its counsel, this Agreement and all obligations of the Dealer Manager hereunder may be canceled at, or at any time prior to, the Expiration Date by the Dealer Manager. Notice of such cancellation shall be given to the Trust in writing or by telephone confirmed in writing.

7.	Indemnity and Contribution.
(a)	The Trust and the Investment Adviser, jointly and severally, agree to indemnify, defend and hold harmless the Dealer Manager, each Selling Group Member and each Soliciting Dealer, and their respective partners, directors and officers, and any person who controls the Dealer Manager, a Selling Group Member and or a Soliciting Dealer within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, and the successors and assigns of all of the foregoing persons from and against any loss, damage, expense, liability or claim (including the reasonable cost of investigation) which, jointly or severally, the Dealer Manager, a Selling Group Member, a Soliciting Dealer or any such person may incur under the Securities Act, the Exchange Act, the Investment Company Act, the Advisers Act, common law or otherwise, insofar as such loss, damage, expense, liability or claim arises out of or is based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or in the Registration Statement as amended by any post-effective amendment thereof by the Trust) or in a Prospectus (the term “Prospectus” for the purpose of this Section 7 being deemed to include any preliminary prospectus, the Offering Materials, the Prospectus and the Prospectus as amended or supplemented by the Trust), or arises out of or is based upon any omission or alleged omission to state a material fact required to be stated in either such Registration Statement or Prospectus or necessary to make the statements made therein not misleading (with respect to the Prospectus, in light of the circumstances under which they were made), except insofar as any such loss, damage, expense, liability or claim arises out of or is based upon any untrue statement or omission or alleged untrue statement or omission of a material fact contained in and in conformity with information furnished in writing by or on behalf of the Dealer Manager to the Trust or the Investment Adviser expressly for use with reference to the Dealer Manager, Selling Group Members or Soliciting Dealers in such Registration Statement or such Prospectus.

If any action, suit or proceeding (together, a “Proceeding”) is brought against the Dealer Manager, a Selling Group Member, a Soliciting Dealer or any such person in respect of which indemnity may be sought against the Trust or the Investment Adviser pursuant to the foregoing paragraph, the Dealer Manager, a Selling Group Member, a Soliciting Dealer or such person shall promptly notify the Trust or the Investment Adviser in writing of the institution of such Proceeding and the Trust and the Investment Adviser shall assume the defense of such Proceeding, including the employment of counsel reasonably satisfactory to such indemnified party and payment of all reasonable fees and expenses; provided, however, that the failure to so notify the Trust and the Investment Adviser shall not relieve the Trust or Investment Adviser from any liability which the Trust or the Investment Adviser may have to the Dealer Manager, a Selling Group Member, a Soliciting Dealer or any such person or otherwise, unless such failure results in the forfeiture of substantive rights or defenses by the indemnifying party. The Dealer Manager, a Selling Group Member, a Soliciting Dealer or such person shall have the right to employ its or their own counsel in any such case, but the fees and expenses of such counsel shall be at the expense of the Dealer Manager, a Selling Group Member, a Soliciting Dealer or of such person unless the employment of such counsel shall have been authorized in writing by the Trust or the Investment Adviser, as the case may be, in connection with the defense of such Proceeding or the Trust or the Investment Adviser shall not have, within a reasonable period of time in light of the circumstances, employed counsel to have charge of the defense of such Proceeding or such indemnified party or parties shall have reasonably concluded (based on advice from counsel) that there may be defenses available to it or them which are different from, additional to or in conflict with those available to the Trust or the Investment Adviser (in which case the Trust or the Investment Adviser shall not have the right to direct the defense of such Proceeding on behalf of the indemnified party or parties, but the Trust or the Investment Adviser may employ counsel and participate in the defense thereof, with the fees and expenses of such counsel to be at the expense of the Trust or the Investment Adviser), in any of which events the reasonable fees and expenses shall be borne by the Trust or the Investment Adviser and paid as incurred (it being understood, however, that the Trust shall not be liable for the expenses of more than one separate counsel (in addition to any local counsel) in any one Proceeding or series of related Proceedings in the same jurisdiction representing the indemnified parties who are parties to such Proceeding). Neither the Trust nor the Investment Adviser shall be liable for any settlement of any Proceeding effected without its written consent, but if settled with its written consent of the Trust and the Investment Adviser, the Trust and the Investment Adviser agree to indemnify and hold harmless the Dealer Manager, a Selling Group Member, a Soliciting Dealer and any such person from and against any loss or liability by reason of such settlement. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by the second sentence of this paragraph, then the indemnifying party agrees that it shall be liable for any settlement of any Proceeding effected without its written consent if (i) such settlement is entered into more than 60 business days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement and (iii) such indemnified party shall have given the indemnifying party at least 30 days’ prior notice of its intention to settle. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened Proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such Proceeding and does not include an admission of fault, culpability or a failure to act, by or on behalf of such indemnified party unless such indemnified party gives written consent to such admission of fault, culpability or a failure to act.

(b)	The Dealer Manager agrees to indemnify, defend and hold harmless the Trust and the Investment Adviser, and their directors and officers, and any person who controls the Trust or the Investment Adviser, within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, and the successors and assigns of all of the foregoing persons to the same extent as the foregoing indemnity from the Trust and the Investment Adviser to the Dealer Manager, from and against any loss, damage, expense, liability or claim (including the reasonable cost of investigation) which, jointly or severally, the Trust, the Investment Adviser or any such person may incur under the Securities Act, the Exchange Act, the Investment Company Act, the Advisers Act, the common law or otherwise, insofar as such loss, damage, expense, liability or claim arises out of or is based upon any untrue statement or alleged untrue statement of a material fact contained in and in conformity with information furnished in writing by or on behalf of the Dealer Manager to the Trust or the Investment Adviser expressly for use with reference to the Dealer Manager in the Registration Statement (or in the Registration Statement as amended by any post-effective amendment thereof by the Trust) or in a Prospectus, or arises out of or is based upon any omission or alleged omission to state a material fact in connection with such information required to be stated in such Registration Statement or such Prospectus or necessary to make such information not misleading (with respect to the Prospectus, in light of the circumstances under which they were made).

If any Proceeding is brought against the Trust, the Investment Adviser or any such person in respect of which indemnity may be sought against the Dealer Manager pursuant to the foregoing paragraph, the Trust, the Investment Adviser or such person shall promptly notify the Dealer Manager in writing of the institution of such Proceeding and the Dealer Manager shall assume the defense of such Proceeding, including the employment of counsel reasonably satisfactory to such indemnified party and payment of all reasonable fees and expenses; provided, however, that the failure to so notify the Dealer Manager shall not relieve the Dealer Manager from any liability which the Dealer Manager may have to the Trust or any such person or otherwise, unless such failure results in the forfeiture of substantive rights or defenses by the indemnifying party. The Trust, the Investment Adviser or such person shall have the right to employ its own counsel in any such case, but the fees and expenses of such counsel shall be at the expense of the Trust, the Investment Adviser or such person, as the case may be, unless the employment of such counsel shall have been authorized in writing by the Dealer Manager in connection with the defense of such Proceeding or such Dealer Manager shall not have, within a reasonable period of time in light of the circumstances, employed counsel to have charge of the defense of such Proceeding or such indemnified party or parties shall have reasonably concluded (based on advice from counsel) that there may be defenses available to it or them which are different from or additional to or in conflict with those available to the Dealer Manager (in which case the Dealer Manager shall not have the right to direct the defense of such Proceeding on behalf of the indemnified party or parties, but the Dealer Manager may employ counsel and participate in the defense thereof but the fees and expenses of such counsel shall be at the expense of the Dealer Manager), in any of which events the reasonable fees and expenses shall be borne by the Dealer Manager and paid as incurred (it being understood, however, that the Dealer Manager shall not be liable for the expenses of more than one separate counsel (in addition to any local counsel) in any one Proceeding or series of related Proceedings in the same jurisdiction representing the indemnified parties who are parties to such Proceeding). The Dealer Manager shall not be liable for any settlement of any such Proceeding effected without the written consent of the Dealer Manager but if settled with the written consent of the Dealer Manager, the Dealer Manager agrees to indemnify and hold harmless the Trust, the Investment Adviser and any such person from and against any loss or liability by reason of such settlement. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by the second sentence of this paragraph, then the indemnifying party agrees that it shall be liable for any settlement of any Proceeding effected without its written consent if (i) such settlement is entered into more than 60 business days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement and (iii) such indemnified party shall have given the indemnifying party at least 30 days’ prior notice of its intention to settle. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened Proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such Proceeding and does not include an admission of fault, culpability or a failure to act, by or on behalf of such indemnified party (unless such indemnified party gives written consent to such admission of fault, culpability or a failure to act).

(c)	If the indemnification provided for in this Section 7 is unavailable to an indemnified party under subsections (a) and (b) of this Section 7 in respect of any losses, damages, expenses, liabilities or claims referred to therein, then each applicable indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, damages, expenses, liabilities or claims (i) in such proportion as is appropriate to reflect the relative benefits received by the Trust or the Investment Adviser on the one hand and the Dealer Manager, Selling Group Member(s) or Soliciting Dealer(s) on the other hand from the offering of the Shares or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i)

above but also the relative fault of the Trust or the Investment Adviser on the one hand and of the Dealer Manager on the other in connection with the statements or omissions which resulted in such losses, damages, expenses, liabilities or claims, as well as any other relevant equitable considerations with respect to the Offer. The relative benefits received by the Trust or the Investment Adviser on the one hand and the Dealer Manager, Selling Group Member(s) or Soliciting Dealer(s) on the other shall be deemed to be in the same respective proportions as the total proceeds from the Offer (net of the Dealer Manager Fee but before deducting expenses) received by the Trust or the Investment Adviser and the total Dealer Manager Fee received by the Dealer Manager, bear to the aggregate public offering price of the Shares. The relative fault of the Trust or the Investment Adviser on the one hand and of the Dealer Manager, Selling Group Member(s) or Soliciting Dealer(s) on the other shall be determined by reference to, among other things, whether the untrue statement or alleged untrue statement of a material fact or omission or alleged omission relates to information supplied by the Trust or the Investment Adviser or the Dealer Manager and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The amount paid or payable by a party as a result of the losses, damages, expenses, liabilities and claims referred to in this subsection shall be deemed to include any legal or other fees or expenses reasonably incurred by such party in connection with investigating, preparing to defend or defending any Proceeding.

(d)	The Trust, the Investment Adviser and the Dealer Manager agree that it would not be just and equitable if contribution pursuant to this Section 7 were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in subsection (c) above. Notwithstanding the provisions of this Section 7, the Dealer Manager nor any Selling Group Member or Soliciting Dealer shall not be required to contribute any amount in excess of the fees received by it. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

(e)	Notwithstanding any other provisions in this Section 7, no party shall be entitled to indemnification or contribution under this Agreement against any loss, claim, liability, expense or damage arising by reason of such person’s willful misfeasance or gross negligence in the performance of its duties hereunder. The parties hereto acknowledge that the foregoing provision shall not be construed to impose upon any such parties any duties under this Agreement other than as specifically set forth herein (it being understood that the Dealer Manager, Selling Group Members and Soliciting Dealers have no duty hereunder to the Trust or the Investment Adviser to perform any due diligence investigation).

(f)	The indemnity and contribution agreements contained in this Section 7 and the covenants, warranties and representations of the Trust and the Investment Adviser contained in this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the Dealer Manager, a Selling Group Member, a Soliciting Dealer, and their respective partners, directors or officers or any person (including each partner, officer or director of such person) who controls the Dealer Manager, a Selling Group Member or a Soliciting Dealer within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, or by or on behalf of the Trust or the Investment Adviser, its directors or officers or any person who controls the Trust or the Investment Adviser within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, and shall survive any termination of this Agreement or the issuance and delivery of the Rights. Each of the Trust, the Investment Adviser and the Dealer Manager agree promptly to notify each other of the commencement of any Proceeding against it and, in the case of the Trust or the Investment Adviser against any of their officers or directors in connection with the issuance of the Rights, or in connection with the Registration Statement or Prospectus.

(g)	The Trust and the Investment Adviser acknowledge that the statements under the caption “Distribution Arrangement” in the Prospectus constitute the only information furnished in writing to the Trust by the Dealer Manager expressly for use in such document, and the Dealer Manager confirms that such statements are correct in all material respects.
8.	Representations, Warranties and Agreements to Survive Delivery. The respective agreements, representations, warranties, indemnities and other statements of the Trust or its officers, of the Investment Adviser and of the Dealer Manager set forth in or made pursuant to this Agreement shall survive the Expiration Date and will remain in full force and effect, regardless of any investigation made by or on behalf of Dealer Manager or the Trust or the Investment Adviser or any of their officers, directors or controlling persons referred to in Section 7 hereof, and will survive delivery of and payment for the Shares pursuant to the Offer. The provisions of Sections 5 and 7 hereof shall survive the termination or cancellation of this Agreement.

9.	Termination of Agreement.
(a)	This Agreement shall be subject to termination in the absolute discretion of the Dealer Manager, by notice given to the Trust prior to the expiration of the Offer, if prior to such time (i) financial, political, economic, currency, banking or social conditions in the United States shall have undergone any material change the effect of which on the financial markets makes it, in the Dealer

Manager’s judgment, impracticable or inadvisable to proceed with the Offer, (ii) there has occurred any outbreak or material escalation of hostilities, terrorist activities or other calamity or crisis the effect of which on the financial markets of the United States is such as to make it, in the Dealer Manager’s judgment, impracticable or inadvisable to proceed with the Offer, (iii) trading in the Common Shares or in the Rights shall have been suspended by the Commission or the NYSE, (iv) trading in securities generally on the NYSE shall have been suspended or limited or (v) a banking moratorium shall have been declared either by U.S. federal or New York State authorities.

(b)	If this Agreement is terminated pursuant to this Section, such termination shall be without liability of any party to any other party except as provided in Section 5 and the Dealer Manager shall not have any obligation to purchase any Shares upon exercise of Rights.
10.	No Fiduciary Relationship. The Trust and the Investment Adviser hereby acknowledge that the Dealer Manager is acting solely as dealer manager in connection with the Offer, including, without limitation, (i) solicitation of the exercise of Rights, (ii) the purchase of Rights, exercise of Rights and to sale to the public of Shares purchased as described herein and forming and managing the Selling Group. The Trust and the Investment Adviser further acknowledge that the Dealer Manager is acting pursuant to a contractual relationship created solely by this Agreement entered into on an arm’s length basis, and in no event do the parties intend that the Dealer Manger act or be responsible as a fiduciary to the Trust or the Investment Adviser or their respective managements, stockholders or creditors or any other person in connection with any activity that the Dealer Manager may undertake or have undertaken in furtherance of the Offer, including any purchase and sale of the Shares, either before or after the date hereof. The Dealer Manager hereby expressly disclaim any fiduciary or similar obligations to the Trust or the Investment Adviser, either in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions, and the Trust and the Investment Adviser each hereby confirms its understanding and agreement to that effect. The Trust, the Investment Adviser and the Dealer Manger agree that they are each responsible for making their own independent judgments with respect to any such transactions and that any opinions or views expressed by the Dealer Manager to the Trust or the Investment Adviser regarding such transactions, including, but not limited to, any opinions or views with respect to the price or market for the Trust’s securities, do not constitute advice or recommendations to the Trust or the Investment Adviser. The Trust and the Investment Adviser each hereby waives and releases, to the fullest extent permitted by law, any claims that the Trust or the Investment Adviser may have against the Dealer Manager with respect to any breach or alleged breach of any fiduciary or similar duty to the Trust or the Investment Adviser in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions.

11.	Notices. All communications hereunder will be in writing and effective only on receipt, and, if sent to the Dealer Manager, will be mailed, delivered or telegraphed and confirmed to [•],[•], Attn: [•] and, if to the Trust or the Investment Adviser, shall be sufficient in all respects if delivered or sent to the Trust or the Investment Adviser at NexBank Tower, 13455 Noel Road, Suite 800, Dallas, Texas 75240, Attention: [•].

12.	Successors. This Agreement will inure to the benefit of and be binding upon the parties hereto and their respective successors and will inure to the benefit of the officers and directors and controlling persons referred to in Section 7 hereof, and no other person will have any right or obligation hereunder.

13.	Applicable Law. This Agreement will be governed by and construed in accordance with the laws of the State of New York.

14.	Submission to Jurisdiction. Except as set forth below, no claim (a “Claim”) which relates to the terms of this Agreement or the transactions contemplated hereby may be commenced, prosecuted or continued in any court other than the courts of the State of New York located in the City and County of New York or in the United States District Court for the Southern District of New York, which courts shall have jurisdiction over the adjudication of such matters, and each of the Trust and the Investment Adviser consents to the jurisdiction of such courts and personal service with respect thereto. Each of the Trust and the Investment Adviser hereby consents to personal jurisdiction, service and venue in any court in which any Claim arising out of or in any way relating to this Agreement is brought by any third party against the Dealer Manager or any indemnified party. Each of the Dealer Manager, the Trust (on its behalf and, to the extent permitted by applicable law, on behalf of its shareholders and affiliates) and the Investment Adviser (on its behalf and, to the extent permitted by applicable law, on behalf of its shareholders and affiliates) waives all right to trial by jury in any action, proceeding or counterclaim (whether based upon contract, tort or otherwise) in any way arising out of or relating to this Agreement. Each of the Trust and the Investment Adviser agrees that a final judgment in any such action, proceeding or counterclaim brought in any such court shall be conclusive and binding upon the Trust or the Investment Adviser, as the case may be, and may be enforced in any other courts in the jurisdiction of which the Trust or the Investment Adviser is or may be subject, by suit upon such judgment.

15.	Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

     If the foregoing is in accordance with your understanding of our agreement, please so indicate in the space provided below for that purpose, whereupon this letter shall constitute a binding agreement among the Trust, the Investment Adviser and the Dealer Manager.

Very truly yours, HIGHLAND CREDIT STRATEGIES FUND
By:
Name:
Title:

HIGHLAND CAPITAL MANAGEMENT, L.P. By: STRAND ADVISORS, INC., its general partner
By:
Name:
Title:

The foregoing Agreement is hereby confirmed
and accepted as of the date first above written.

[•]
By:
Name:
Title:

By:
Name:
Title:

Exhibit A
HIGHLAND CREDIT STRATEGIES FUND
[•] Common Shares of Beneficial Interest
Issuable Upon Exercise of Transferable Rights
to Subscribe for Such Shares
FORM OF SELLING GROUP AGREEMENT
[•]
[•]
Ladies and Gentlemen:
     We understand that Highland Credit Strategies Fund, a Delaware statutory trust (the “Trust”), proposes to issue to holders of record (the “Record Date Shareholders”) as of the close of business on the record date set forth in the Prospectus (as defined herein) (the “Record Date”) transferable rights entitling such Record Date Shareholders to subscribe for up to [•] shares (each a “Share” and, collectively, the “Shares”) of common stock, par value $[•] per share (the “Common Shares”), of the Trust (the “Offer”). Pursuant to the terms of the Offer, the Trust is issuing each Record Date Shareholder [•] transferable right[s] (each a “Right” and, collectively, the “Rights”) for each [•] Common Share[s] held by such Record Date Shareholder on the Record Date. Such Rights entitle their holders to acquire during the subscription period set forth in the Prospectus (the “Subscription Period”), at the price set forth in such Prospectus (the “Subscription Price”), [•] Share[s] for each [•] Right[s] (except that any Record Date Shareholder who is issued fewer than [•] Rights will be able to subscribe for one full Share pursuant to the primary subscription), on the terms and conditions set forth in such Prospectus. No fractional shares will be issued. Any Record Date Shareholder who fully exercises all Rights initially issued to such Record Date Shareholder (other than those Rights that cannot be exercised because they represent the right to acquire less than one Share) will be entitled to subscribe for, subject to allocation, additional Shares (the “Over-Subscription Privilege”) on the terms and conditions set forth in such Prospectus. The Rights are transferable and are listed on the New York Stock Exchange, Inc. under the symbol “[•]”.
     We further understand that the Trust has appointed [•] to act as the dealer manager (the “Dealer Manager”) in connection with the Offer pursuant to the Dealer Manager Agreement, dated [•] (the “Dealer Manager Agreement”), among the Trust, Highland Capital Management L.P., the Trust’s investment adviser (the “Investment Adviser”), and the Dealer Manager, and has authorized the Dealer Manager to form and manage a group of broker-dealers (each a “Selling Group Member” and collectively the “Selling Group”) to solicit the exercise of Rights and to sell Shares purchased by the Dealer Manager from the Trust through the exercise of Rights.
     We hereby express our interest in participating in the Offer as a Selling Group Member.
     We hereby agree with you as follows:
1.	We have received and reviewed the Trust’s prospectus dated [•] (the “Prospectus”) relating to the Offer and we understand that additional copies of the Prospectus (or of the Prospectus as it may be subsequently supplemented or amended, if applicable) and any other solicitation materials authorized by the Trust relating to the Offer (“Offering Materials”) will be supplied to us in reasonable quantities upon our request therefore to you. We agree that we will not use any solicitation material other than the Prospectus (as supplemented or amended, if applicable) and such Offering Materials and we agree not to make any representation, oral or written, to any shareholders or prospective shareholders of the Trust that are not contained in the Prospectus, unless previously authorized to do so in writing by the Trust.

2.	From time to time during the Subscription Period commencing on [•] and ending at [•], New York City time, on the Expiration Date (the term “Expiration Date” means [•], unless and until the Trust shall, in its sole discretion, have extended the period for which the Offer is open, in which event the term “Expiration Date” with respect to the Offer will mean the latest time and date on which the Offer, as so extended by the Trust, will expire), we may solicit the exercise of Rights in connection with the Offer. We will be entitled to receive fees in the amounts and at the times described in Section 4 of this Selling Group Agreement with respect to Shares purchased pursuant to the exercise of Rights and with respect to which [•] (the “Subscription Agent”) has received, no later than [•], New York City time, on the Expiration Date, either (i) a properly completed and executed Subscription Certificate identifying us as the broker-dealer having been instrumental in the exercise of such Rights, and full payment for such Shares, or (ii) a Notice of Guaranteed Delivery guaranteeing to the Subscription Agent by the close of business of the third business day after the Expiration Date a properly completed and duly executed Subscription Certificate, similarly identifying us, and full payment for such Shares. We understand that we will not be paid these fees with respect to Shares purchased pursuant to an exercise of Rights for our own account or for the account of any of our affiliates. We also understand and agree that we are not entitled to receive any fees in connection with the solicitation of the exercise of Rights other than pursuant to the terms of this Selling Group Agreement and, in particular, that we will not be entitled to receive any fees under the Trust’s Soliciting Dealer Agreement. We agree to solicit the exercise of Rights in accordance with the Securities Act of 1933, as amended, the Securities

Exchange Act of 1934, as amended, the Investment Company Act of 1940, as amended, and the rules and regulations under each such Act, any applicable securities laws of any state or jurisdiction where such solicitations may be lawfully made, the applicable rules and regulations of any self-regulatory organization or registered national securities exchange and customary practice and subject to the terms of the Subscription Agent Agreement between the Trust and the Subscription Agent and the procedures described in the Trust’s registration statement on Form N-2 (File Nos. 333-173004 and 811-21869), as amended (the “Registration Statement”).

3.	From time to time during the Subscription Period, we may indicate interest in purchasing Shares from the Dealer Manager. We understand that from time to time the Dealer Manager intends to offer Shares obtained or to be obtained by the Dealer Manager through the exercise of Rights to Selling Group Members who have so indicated interest at prices which shall be determined by the Dealer Manager (the “Offering Price”). We agree that, with respect to any such Shares purchased by us from the Dealer Manager, the sale of such Shares to us shall be irrevocable, and we will offer them to the public at the Offering Price at which we purchase them from the Dealer Manager. Shares not sold by us at such Offering Price may be offered by us after the next succeeding Offering Price is set at the latest Offering Price set by the Dealer Manager. The Dealer Manager agrees that, if requested by any Selling Group Member, and subject to applicable law, the Dealer Manager will set a new Offering Price prior to [•], New York City time, on any business day. We agree to advise the Dealer Manager from time to time upon request, prior to the termination of this Selling Group Agreement, of the number of Shares remaining unsold which were purchased by us from the Dealer Manager and, upon the Dealer Manager’s request, we will resell to the Dealer Manager any of such Shares remaining unsold at the purchase price thereof if in the Dealer Manager’s opinion such Shares are needed to make delivery against sales made to other Selling Group Members. Any shares purchased hereunder from the Dealer Manager shall be subject to regular way settlement through the facilities of The Depository Trust Company.

4.	We understand that you will remit to us on or before the tenth business day following the day the Trust issues Shares after the Expiration Date, following receipt by you from the Trust of the Dealer Manager Fee (as defined in the Dealer Manager Agreement), a fee (the “Selling Fee”) equal to [•]% of the Subscription Price per Share for (A) each Share issued pursuant to the exercise of Rights or the Over-Subscription Privilege pursuant to each Subscription Certificate upon which we are designated, as certified to you by the Subscription Agent, as a result of our solicitation efforts in accordance with Section 2 and (B) each Share sold by the Dealer Manager to us in accordance with Section 3 less any Shares resold to the Dealer Manager in accordance with Section 3. Your only obligation with respect to payment of the Selling Fee to us is to remit to us amounts owing to us and actually received by you from the Trust. Except as aforesaid, you shall be under no liability to make any payments to us pursuant to this Selling Group Agreement. We also understand that the Trust and the Investment Adviser have agreed to indemnify us pursuant to the terms set forth in the Dealer Manager Agreement.

5.	We agree that you, as Dealer Manager, have full authority to take such action as may seem advisable to you in respect of all matters pertaining to the Offer. You are authorized to approve on our behalf any amendments or supplements to the Registration Statement or the Prospectus.

6.	We represent that we are a member in good standing of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and, in making sales of Shares, agree to comply with all applicable rules of FINRA including, without limitation, Rules 2420, 2730, 2740, 2750 and 2790 of FINRA’s Conduct Rules. We understand that no action has been taken by you or the Trust to permit the solicitation of the exercise of Rights or the sale of Shares in any jurisdiction (other than the United States) where action would be required for such purpose. We agree that we will not, without your approval in advance, buy, sell, deal or trade in, on a when-issued basis or otherwise, the Rights or the Shares or any other option to acquire or sell Shares for our own account or for the accounts of customers, except as provided in Sections 2 and 3 hereof and except that we may buy or sell Rights or Shares in brokerage transactions on unsolicited orders which have not resulted from activities on our part in connection with the solicitation of the exercise of Rights and which are executed by us in the ordinary course of our brokerage business. We will keep an accurate record of the names and addresses of all persons to whom we give copies of the Registration Statement, the Prospectus, any preliminary prospectus (or any amendment or supplement thereto) or any Offering Materials and, when furnished with any subsequent amendment to the Registration Statement and any subsequent prospectus, we will, upon your request, promptly forward copies thereof to such persons.

7.	Nothing contained in this Selling Group Agreement will constitute the Selling Group Members partners with the Dealer Manager or with one another or create any association between those parties, or will render the Dealer Manager or the Trust liable for the obligations of any Selling Group Member. The Dealer Manager will be under no liability to make any payment to any Selling Group Member other than as provided in Section 4 of this Selling Group Agreement, and will be subject to no other liabilities to any Selling Group Member, and no obligations of any sort will be implied. We agree to indemnify and hold harmless the Trust, the Investment Adviser, you and each other Selling Group Member and each person, if any, who controls you and any such Selling Group Member within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, against loss or liability caused by any breach by us of the terms of this Selling Group Agreement.

8.	We agree to pay any transfer taxes which may be assessed and paid on account of any sales or transfers for our account.

9.	All communications to you relating to the Offer will be addressed to: [•],[•], [ ]-[ ]-[ ] Attn: [•].

10.	This Selling Group Agreement will be governed by the internal laws of the State of New York.
     A signed copy of this Selling Group Agreement will be promptly returned to the Selling Group Member at the address set forth below.

Very truly yours, [•]
By:
Name:
Title:

By:
Name:
Title:

PLEASE COMPLETE THE INFORMATION BELOW

Printed Firm Name	Address

Contact at Selling Group Member

Authorized Signature	Area Code and Telephone

Number

Name and Title	Facsimile Number

Dated:

Payment of the Selling Fee shall be mailed by check to the following address:

Exhibit B
HIGHLAND CREDIT STRATEGIES FUND
Common Shares of Beneficial Interest
Issuable Upon Exercise of Transferable Rights
to Subscribe for Such Shares
FORM OF SOLICITING DEALER AGREEMENT
THE OFFER WILL EXPIRE AT [•], NEW YORK CITY TIME,
[•], UNLESS EXTENDED
New York, New York
[•]
To Securities Dealers and Brokers:
     Highland Credit Strategies Fund, a Delaware statutory trust (the “Trust”), is issuing to its shareholders of record (“Record Date Shareholders”) as of the close of business on [•] (the “Record Date”) transferable rights (“Rights”) to subscribe for an aggregate of up to [•] shares (the “Shares”) of common stock, par value $[•] per share (the “Common Shares”), of the Trust upon the terms and subject to the conditions set forth in the Trust’s prospectus (the “Prospectus”) dated [•] (the “Offer”). Each such Record Date Shareholder is being issued one Right for each full Common Share owned on the Record Date. Such Rights entitle their holders to acquire during the Subscription Period (as hereinafter defined) at the Subscription Price (as hereinafter defined) one Share for each [•] Rights, on the terms and conditions set forth in such Prospectus. No fractional shares will be issued. Any Record Date Shareholder who fully exercises all Rights initially issued to such Record Date Shareholder (other than those Rights that cannot be exercised because they represent the right to acquire less than one Share) will be entitled to subscribe for, subject to allocation, additional Shares (the “Over-Subscription Privilege”) on the terms and conditions set forth in such Prospectus. The Rights are transferable and are listed on the New York Stock Exchange, Inc. (the “NYSE”) under the symbol “[•]”
     The Subscription Price will be as set forth in the Prospectus. The Subscription Period will commence on [•] and end at [•], New York City time on the Expiration Date (the term “Expiration Date” means [•], unless and until the Trust shall, in its sole discretion, have extended the period for which the Offer is open, in which event the term “Expiration Date” with respect to the Offer will mean the latest time and date on which the Offer, as so extended by the Trust, will expire).
     The Trust has appointed [•] to act as the dealer manager (the “Dealer Manager”) in connection with the Offer pursuant to the Dealer Manager Agreement, dated [•] (the “Dealer Manager Agreement”), among the Trust, Highland Capital Management L.P., the Trust’s investment adviser (the “Investment Adviser”), and the Dealer Manager.
     For the duration of the Offer, the Trust has authorized and the Dealer Manager has agreed to reallow a fee to any qualified broker or dealer executing a Soliciting Dealer Agreement who solicits the exercise of Rights and the Over-Subscription Privilege in connection with the Offer and who complies with the procedures described below (a “Soliciting Dealer”). Upon timely delivery to [•], the Trust’s Subscription Agent for the Offer, of payment for Shares purchased pursuant to the exercise of Rights and the Over-Subscription Privilege and of properly completed and executed documentation as set forth in this Soliciting Dealer Agreement, a Soliciting Dealer will be entitled to receive a fee (the “Soliciting Fee”) equal to [•]% of the Subscription Price per Share so purchased subject to a maximum fee based on the number of Common Shares held by such Soliciting Dealer through The Depository Trust Company on the Record Date; provided, however, that no payment shall be due with respect to the issuance of any Shares until payment therefor is actually received. A qualified broker or dealer is a broker or dealer which is a member of a registered national securities exchange in the United States or the Financial Industry Regulatory Authority, Inc. (“FINRA”) or any foreign broker or dealer not eligible for membership who agrees to conform to the Conduct Rules of FINRA, including Sections 2420, 2730, 2740, 2750 and 2790 thereof, in making solicitations in the United States to the same extent as if it were a member thereof.
     The Trust has authorized and the Dealer Manager has agreed to pay the Soliciting Fees payable to the undersigned Soliciting Dealer, and the Trust and the Investment Adviser have agreed to indemnify such Soliciting Dealer on the terms set forth in the Dealer Manager Agreement, dated [•], among the Trust, the Investment Adviser and [•] as the dealer manager (the “Dealer Manager”). Solicitation and other activities by Soliciting Dealers may be undertaken only in accordance with the applicable rules and regulations of the Securities and Exchange Commission and only in those states and other jurisdictions where such solicitations and other activities may lawfully be undertaken and in accordance with the laws thereof. Compensation will not be paid for solicitations in any state or other jurisdiction in which, in the opinion of counsel to the Trust or counsel to the Dealer Manager, such compensation may not lawfully be paid. No Soliciting Dealer shall be paid Soliciting Fees with respect to Shares purchased pursuant to an exercise of Rights and the Over-Subscription Privilege for its own account or for the account of any affiliate of the Soliciting Dealer. No Soliciting Dealer or any other person is authorized by the Trust or the Dealer Manager to give any information or make any representations in connection with the Offer other than those contained in the Prospectus and other authorized solicitation material furnished by the Trust through the Dealer Manager. No Soliciting Dealer is authorized to act as agent of the Trust or the Dealer Manager in any connection or transaction. In addition, nothing herein contained shall constitute the Soliciting Dealers partners with the Dealer Manager or with one another, or agents of the Dealer Manager or of the Trust, or create any association between such parties, or shall render the Dealer Manager or the Trust liable for the obligations of any Soliciting Dealer. The Dealer Manager shall be under no liability to make any payment to any Soliciting Dealer, and shall be subject to no other liabilities to any Soliciting Dealer, and no obligations of any sort shall be implied.
     In order for a Soliciting Dealer to receive Soliciting Fees, the Subscription Agent must have received from such Soliciting Dealer no later than [•], New York City time, on the Expiration Date, either (i) a properly completed and duly executed Subscription Certificate with respect to Shares purchased pursuant to the exercise of Rights and the Over-Subscription Privilege and full payment for such Shares or (ii) a Notice of Guaranteed Delivery guaranteeing delivery to the Subscription Agent by close of business on the third business day after the Expiration Date of (a) a properly completed and duly executed Subscription Certificate with respect to Shares purchased pursuant to the exercise of Rights and the Over-Subscription Privilege and (b) full payment for such Shares. Soliciting Fees will only be paid after receipt by the Subscription Agent of a properly completed and duly executed Soliciting Dealer Agreement and a Subscription Certificate designating the Soliciting Dealer in the applicable portion hereof. In the case of a Notice of Guaranteed Delivery, Soliciting Fees will only be paid after delivery in accordance with such Notice of Guaranteed Delivery has been effected. Soliciting Fees will be paid by the Trust (through the Subscription Agent) to the Soliciting Dealer by check to an address designated by the Soliciting Dealer below by the tenth business day following the day the Trust issues Shares after the Expiration Date.
     All questions as to the form, validity and eligibility (including time of receipt) of this Soliciting Dealer Agreement will be determined by the Trust, in its sole discretion, which determination shall be final and binding. Unless waived, any irregularities in connection with a Soliciting Dealer Agreement or delivery thereof must be cured within such time as the Trust shall determine. None of the Trust, the Dealer Manager, the Subscription Agent, the Information Agent for the Offer or any other person will be under any duty to give notification of any defects or irregularities in any Soliciting Dealer Agreement or incur any liability for failure to give such notification.
     The acceptance of Soliciting Fees from the Trust by the undersigned Soliciting Dealer shall constitute a representation by such Soliciting Dealer to the Trust that: (i) it has received and reviewed the Prospectus; (ii) in soliciting purchases of Shares pursuant to the exercise of the Rights and the Over-Subscription Privilege, it has complied with the applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the applicable rules and regulations thereunder, any applicable securities laws of any state or jurisdiction where such solicitations were made, and the applicable rules and regulations of any self-regulatory organization or registered national securities exchange; (iii) in soliciting purchases of Shares pursuant to the exercise of the Rights and the Over-Subscription Privilege, it has not published, circulated or used any soliciting materials other than the Prospectus and any other authorized solicitation material furnished by the Trust through the Dealer Manager and has not made any written representations concerning the Trust to any holders or prospective holders of Shares or Rights other than those contained in such materials or otherwise previously authorized in writing by the Trust or otherwise permitted by applicable law; (iv) it has not purported to act as agent of the Trust or the Dealer Manager in any connection or transaction relating to the Offer; (v) the information contained in this Soliciting Dealer Agreement is, to its best knowledge, true and complete; (vi) it is not affiliated with the Trust; (vii) it will not accept Soliciting Fees paid by the Trust pursuant to the terms hereof with respect to Shares purchased by the Soliciting Dealer pursuant to an exercise of Rights and the Over-Subscription Privilege for its own account or the account of any affiliates; (viii) it will not remit, directly or indirectly, any part of Soliciting Fees paid by the Trust pursuant to the terms hereof to any beneficial owner of Shares purchased pursuant to the Offer; and (ix) it has agreed to the amount of the Soliciting Fees and the terms and conditions set forth herein with respect to receiving such Soliciting Fees. By returning a Soliciting Dealer Agreement and accepting Soliciting Fees, a Soliciting Dealer will be deemed to have agreed to indemnify the Trust, the Investment Adviser and the Dealer Manager against losses, claims, damages and liabilities to which the Trust, the Investment Adviser or the Dealer Manager may become subject as a result of the breach of such Soliciting Dealer’s representations made herein and described above. In making the foregoing representations, Soliciting Dealers are reminded of the possible applicability of the anti-manipulation rules under the Exchange Act if they have bought, sold, dealt in or traded in any Shares for their own account since the commencement of the Offer.
     Upon expiration of the Offer, no Soliciting Fees will be payable to Soliciting Dealers with respect to Shares purchased thereafter.
     Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Dealer Manager Agreement or, if not defined therein, in the Prospectus.
     This Soliciting Dealer Agreement will be governed by the laws of the State of New York.
     Please execute this Soliciting Dealer Agreement below accepting the terms and conditions hereof and confirming that you are a member firm of FINRA or a foreign broker or dealer not eligible for membership who has conformed to the Rules of Fair Practice of FINRA, including Sections 2730, 2740, 2420 and 2750 thereof, in making solicitations of the type being undertaken pursuant to the Offer in the United States to the same extent as if you were a member thereof, and certifying that you have solicited the purchase of the Shares pursuant to exercise of the Rights and the Over-Subscription Privilege, all as described above, in accordance with the terms and conditions set forth in this Soliciting Dealer Agreement. Please forward two executed copies of this Soliciting Dealer Agreement to: [•],[•], [   ]-[   ]-[   ], Attn: [•].
     A signed copy of this Soliciting Dealer Agreement will be promptly returned to the Soliciting Dealer at the address set forth below.

Very truly yours, [•]
By:
Name:
Title:

By:
Name:
Title:

PLEASE COMPLETE THE INFORMATION BELOW

Printed Firm Name	Address

Contact at Soliciting Dealer

Authorized Signature	Area Code and Telephone

Number

Name and Title	Facsimile Number

Dated:

Payment of the Soliciting Fee shall be mailed by check to the following address:

Exhibit C
[Opinion of counsel for the Trust]

Exhibit D
[Investment Adviser opinion]

Exhibit D
Exhibit (k)(7) to the Registration Statement — Form of Subscription Agent Agreement
SUBSCRIPTION AGENT AGREEMENT
[      ]
[      ]
Ladies and Gentlemen:
In connection with your appointment as Subscription Agent in the transaction described herein, Highland Credit Strategies Fund, a Delaware statutory trust (the “Company”), hereby confirms its arrangements with you as follows:
1.	Rights Offering — The Company is offering (the “Rights Offering”) [transferable] rights (the “Rights”) pursuant to which the holders thereof (the “Rights Holders”) are entitled to subscribe for the Company’s regular, free trading and transferable common shares of beneficial interest, par value $0.001 per share (the “Common Stock”). Such Rights are being distributed to all shareholders of record of Common Stock (“Record Date Stockholders”) as of [ ], New York City time, on [ ] (the “Record Date”). The Rights and Common Stock are described in a prospectus dated [ ] (the “Prospectus”). Capitalized terms not otherwise defined herein shall have the meaning given to them in the Prospectus.
As described in the Prospectus, the Company is issuing to Record Date Stockholders Rights to subscribe for up to [ ] shares of Common Stock. Each Record Date Stockholder is being issued one Right for each [ ] shares of Common Stock owned on the Record Date (1 for [ ]). [No fractional Rights will be issued, and any fractional Rights resulting from the issuance of the Rights will be rounded up to the next whole Right.] The Rights entitle each Rights Holder to acquire [ ] share[s] of the Company’s Common Stock for every right held, which is referred to as the [basic] subscription right (the “[Basic] Subscription Right”). Except as set forth in Sections 8 and 9 below, Rights may be exercised at any time during the subscription period (the “Subscription Period”), which commences on [ ], the Record Date, and ends at [ ], New York City time, on [ ], the expiration date, unless extended by the Company (as may be so extended, the “Expiration Date”).
The subscription price per share (the “Subscription Price”) will be [ ]% of the volume-weighted average of the sales prices of the shares of Common Stock on the New York Stock Exchange (“NYSE”) for the [ ] ([ ]) consecutive trading days ending on the Expiration Date. Because it is not possible to determine the Subscription Price until the Expiration Date, a Rights Holder will not know the Subscription Price at the time such Rights Holder exercises any Rights. As a result, the Company is requiring that a Rights Holder deliver the estimated Subscription Price of $[ ] per share in connection with the exercise of any Rights pursuant to the [Basic] Subscription Right.
[Shares not subscribed for by Rights Holders (the “Remaining Shares”) will be offered, by means of the over-subscription privilege (the “Over-Subscription Privilege”), first to Record Date Stockholders and then to Rights Holders who were not Record Date Stockholders, in each case only to the extent such Rights Holder has fully exercised the Rights issued to it (or, in the case of a Rights Holder that is not a Record Date Stockholder, has exercised Rights) and wish to acquire more than the number of shares they are entitled to purchase pursuant to the Basic Subscription Right and on the terms and subject to the conditions set forth in the Prospectus, including as to proration. For the reasons noted above, the Company is requiring that Rights Holders deliver the estimated Subscription Price in connection with the exercise of any Over-Subscription Privilege.] The Rights will be evidenced by subscription certificates (the “Subscription Certificates”).
2.	Appointment of Subscription Agent — You are hereby appointed as Subscription Agent to effect the Rights Offering in accordance with the Prospectus. Each reference to you in this letter is to you in your capacity as Subscription Agent unless the context indicates otherwise.

3.	Delivery of Documents — Enclosed herewith are the following, the receipt of which you acknowledge by your execution hereof:
(a) a copy of the Prospectus;
(b) the form of Subscription Certificate (with instructions);
(c) resolutions adopted by the Board of Directors of the Company in connection with the Rights Offering, certified by the secretary of the Company; and
(d) Notice of Guaranteed Delivery.
As soon as is reasonably practical, you shall mail or cause to be mailed to each Record Date Stockholder a Subscription Certificate evidencing the Rights to which such Record Date Stockholder is entitled, a Notice of Guaranteed Delivery, the Prospectus and an envelope addressed to you. Prior to mailing, the Company will provide you with blank Subscription Certificates which you will prepare and issue in the names of Record Date Stockholders and for the number of Rights to which they are entitled. The Company will also provide you with a sufficient number of copies of each of the documents to be mailed with the Subscription Certificates.
4.	Subscription Procedure -
(a) Upon your receipt prior to [ ], New York City time, on the Expiration Date (by mail or delivery), as Subscription Agent, of (i) any Subscription Certificate completed and endorsed for exercise, as provided on the reverse side of the Subscription Certificate, and (ii) payment in full of the estimated Subscription Price in U.S. funds by check, bank draft or money order payable at par (without deduction for bank service charges or otherwise) to the order of [ ], you shall as soon as practicable after the Expiration Date, but after performing the procedures described in subsections (b), (c) and (d) below, and only after receipt of the full Subscription Price therefor, mail to the Rights Holder’s registered address on the books of the Company certificates representing the shares of Common Stock duly subscribed for [(pursuant to the Basic Subscription Right and the Over-Subscription Privilege)] and furnish a list of all such information to the Company.
(b) As soon as practicable after the Expiration Date you shall calculate the number of shares of Common Stock to which each Rights Holder is entitled pursuant to the Over-Subscription Privilege. The Over-Subscription Privilege may only be exercised by [(i)] Rights Holders who are Record Date Stockholders and subscribe to all the shares that can be subscribed for under the [Basic] Subscription Right [and (ii) the other Rights Holders who exercise Rights. As long as there are sufficient Remaining Shares to satisfy all additional subscriptions by Rights Holders exercising their Rights under the Over-Subscription Privilege, all of such Rights Holders shall be allotted the number of Remaining Shares subscribed for. If the aggregate number of shares subscribed for under the Over-Subscription Privilege exceeds the number of Remaining Shares, the Remaining Shares shall be allotted to the participants in the Over-Subscription Privilege as follows: First, to the participants in the Over-Subscription Privilege who were Record Date Stockholders and, to the extent there are insufficient Remaining Shares to cover the allotments to such participants, on a pro-rata basis among such participants based on the number of shares of Common Stock held by such participants on the Record Date; and, second, to the participants in the Over-Subscription Privilege who were not Record Date Stockholders and, to the extent there are insufficient Remaining Shares to cover the allotments to such participants, on a pro-rata basis among such participants based on the number of Rights held by such participants on the Expiration Date; provided, however, that if this allocation results in any participant being allocated a greater number of shares than such participant subscribed for pursuant to the exercise of the Over-Subscription Privilege, then such participant shall be allocated only such number of shares pursuant to the Over-Subscription Privilege as such participant subscribed for.] [No fractional shares of Common Stock will be issued pursuant to the exercise of the Rights.]
[(c) Upon calculating the number of shares to which each Rights Holder is entitled pursuant to the Over-Subscription Privilege and the amount overpaid or underpaid, if any, by each Rights Holder, you shall, as soon as practicable, furnish a list of all such information to the Company.
(d) Upon calculating the number of shares to which each Rights Holder is entitled pursuant to the Over-Subscription Privilege and subject to payment of the full Subscription Price for the additional subscribed shares being received by you, you shall mail, as contemplated in subsection (a) above, the certificates representing the additional shares which the Rights Holder has been allotted. If a lesser number of shares is allotted to a Rights Holder under the Over-Subscription Privilege than the Rights Holder has tendered payment for, you shall remit the difference to the Rights

Holder without interest or deduction at the same time as certificates representing the shares allotted pursuant to the Over-Subscription Privilege are mailed.]
[(c)][(e)] Funds received by you pursuant to the [Basic] Subscription Right [and the Over-Subscription Privilege] shall be held by you in a segregated account. Upon mailing certificates representing the shares [and refunding Rights Holders for additional shares subscribed for but not allocated, if any,] you shall promptly remit to the Company all funds received in payment of the Subscription Price for shares sold in the Rights Offering.
5.	Subdivision. Sale or Transfer of Rights — Until [ ], New York City time, one business day prior to the Expiration Date, you shall facilitate subdivision [or transfers] of Subscription Certificates by issuing new Subscription Certificates in accordance with the instructions set forth on the reverse side of the Subscription Certificates.
6.	Defective Exercise of Rights Lost Subscription Certificates — The Company shall have the absolute right to reject any defective exercise of Rights or to waive any defect in exercise. Unless requested to do so by the Company, you shall not be under any duty to give notification to holders of Subscription Certificates of any defects or irregularities in subscriptions. Subscriptions will not be deemed to have been made until any such defects or irregularities have been cured or waived within such time as the Company shall determine. You shall as soon as practicable return Subscription Certificates with the defects or irregularities which have not been cured or waived to the Rights Holders. If any Subscription Certificate is alleged to have been lost, stolen or destroyed, you should follow the same procedures followed for lost stock certificates representing Common Stock you use in your capacity as transfer agent for the Company’s Common Stock.
7.	Late Delivery — If prior to [ ], New York City time, on the Expiration Date you receive (i) payment of the estimated Subscription Price for the shares being subscribed for and (ii) a guarantee notice substantially in the form of the Notice of Guaranteed Delivery delivered with the Subscription Certificate, from a financial institution having an office or correspondent in the United States, or a member firm of any registered United States national securities exchange or of the Financial Industry Regulatory Authority stating the certificate number of the Subscription Certificate relating to the Rights, the name and address of the exercising Rights Holder, the number of Rights represented by the Subscription Certificate held by such exercising Rights Holder, the number of shares being subscribed for pursuant to the Rights and guaranteeing the delivery to you of the Subscription Certificate evidencing such Rights within [ ] NYSE trading days following the date of the Notice of Guaranteed Delivery, then the Rights may be exercised even though the Subscription Certificate was not delivered to you prior to [ ], New York City time, on the Expiration Date, provided that within [ ] NYSE trading days following the date of the Notice of Guaranteed Delivery you receive the properly completed Subscription Certificate evidencing the Rights being exercised, with signatures guaranteed if required.
8.	Delivery — You shall deliver to the Company the exercised Subscription Certificates in accordance with written directions received from the Company and shall deliver to the Rights Holders who have duly exercised Rights and paid in full the Subscription Price therefor at their registered addresses certificates representing the shares of Common Stock subscribed for as instructed on the reverse side of the Subscription Certificates.
9.	Reports — You shall notify the Company by telephone on or before the close of business on each business day during the period commencing [ ] business days after the mailing of the Subscription Certificates and ending at the Expiration Date (and in the case of guaranteed deliveries ending [ ] NYSE trading days after the Expiration Date) (a “daily notice”), which notice shall thereafter be confirmed in writing, of (i) the number of Rights exercised on the day covered by such daily notice and the name and address of each such exercising Rights Holder, (ii) the number of Rights subject to guaranteed exercises on the day covered by such daily notice, (iii) the number of Rights for which defective exercises have been received on the day covered by such daily notice, (iv) the cumulative total of the information set forth in clauses (i) through (iii) above, (v) for each soliciting broker dealer, the number of Rights exercised on Subscription Certificates indicating such broker dealer as the broker dealer with respect to such exercise, and (vi) such other information as the Company may reasonably request. At or before [ ], New York City time, on the first NYSE trading day following the Expiration Date you shall certify in writing to the Company the cumulative total through the Expiration Date of all the information set forth in clauses (i) through (v) above. At or before [ ], New York City time, on the [ ] NYSE trading day following the Expiration Date you will execute and deliver to the Company a certificate setting forth the number of Rights exercised pursuant to a Notice of Guaranteed Delivery and as to which Subscription Certificates have been timely received. You shall also maintain and update a listing of Rights Holders who have fully or partially exercised their Rights, Rights Holders who have transferred their Rights and their transferees, and Rights Holders who have not exercised their Rights. You shall provide the Company or its designees with such information compiled by you pursuant to this Section 9 as any of them shall request.
10.	Future Instructions — With respect to notices or instructions to be provided by the Company hereunder, you may rely and act on any written instruction signed by any one or more of the following authorized officers or employees of the Company:
                    [      ]
11.	Payment of Expenses — The Company will pay you compensation for acting in your capacity as Subscription Agent hereunder in the amount specified in the Fee Schedule attached hereto. The Company will pay an additional fee equal to [ ] of the Subscription Agent fee for each extension of the Expiration Date of the Rights Offering, plus any reasonable out-of-pocket expenses associated with such extension.
12.	Counsel — You may consult with counsel satisfactory to you, which may be counsel to the Company, and the advice or opinion of such counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by you hereunder in good faith and in accordance with such advice or opinion of such counsel.
13.	Indemnification — The Company covenants and agrees to indemnify and hold you harmless against any costs, expenses (including reasonable fees of legal counsel), losses or damages, which may be paid, incurred or suffered by or to which you may become subject arising from or out of, directly or indirectly, any claim or liability resulting from your actions as Subscription Agent pursuant hereto; provided that such covenant and agreement does not extend to such costs, expenses, losses and damages incurred or suffered by you as a result of, or arising out of, your own gross negligence, misconduct or bad faith or that of any employees, agents or independent contractors used by you in connection with performance of your duties as Subscription Agent hereunder.
14.	Notices — Unless otherwise provided herein, all reports, notices and other communications required or permitted to be given hereunder shall be in writing and delivered by hand or confirmed telecopy or by first class U.S. mail, postage prepaid, shall be deemed given if by hand or telecopy, upon receipt or if by U.S. mail, three business days after deposit in the U.S. mail and shall be addressed as follows
(a) If to the Company, to:
Highland Credit Strategies Fund
NexBank Tower
13455 Noel Road, Suite 800
Dallas, Texas 75240
Facsimile: [( ) — ]
with a copy, which shall not constitute notice under this Section 14, to:
Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston, MA 02199
Attention: Gregory D. Sheehan, Esq.
Facsimile: (617) 235-0206
Ropes & Gray LLP
1211 Avenue of the Americas
New York, NY 10036-8704
Attention: Michael G. Doherty, Esq.
Facsimile: (646) 728-1578
(b) If to you, to:
     [      ]

Yours truly,

Highland Credit Strategies Fund
By:
Name:
Title:

Agreed & Accepted:
[      ]

By:

Name:

Title:

Fee Schedule